                                                      Registration No.




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
             SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                     N-8B-2

                         Initial Registration Statement


                             SEPARATE ACCOUNT FUVUL
            OF ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                           (Exact Name of Registrant)


             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                               440 Lincoln Street
                               Worcester, MA 01653
                     (Address of Principal Executive Office)

                            Mary Eldridge, Secretary
                               440 Lincoln Street
                               Worcester, MA 01653
               (Name and Address of Agent for Service of Process)


        It is proposed that this filing will become effective:

      _____ immediately upon filing pursuant to paragraph (b)
      _____ on (date) pursuant to paragraph (b)
      _____ 60 days after filing pursuant to paragraph (a) (1)
      _____ on (date) pursuant to paragraph (a) (1) of Rule 485
      _____ this post-effective amendment designates a new effective date for a previously filed post-effective amendment


                         FLEXIBLE PREMIUM VARIABLE LIFE

Pursuant to Reg. Section 270.24f-2 of the Investment Company Act of 1940 ("1940 Act"), Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933 ("1933 Act").

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registrations Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date or dates as the Commission, acting pursuant to said Section 8(a) may determine.


                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2                          CAPTION IN PROSPECTUS
1.................................   Cover Page
2.................................   Cover Page
3.................................   Not Applicable
4.................................   Distribution
5.................................   The Company, The Separate Account and the Underlying Funds
6.................................   The Separate Account
7.................................   Not Applicable
8.................................   Not Applicable
9.................................   Legal Proceedings
10................................   Summary; Description of the Company, The Separate Account and the Underlying
                                     Funds; The Policy; Policy Termination and Reinstatement; Other Policy Provisions
11................................   Summary; the Underlying Funds; Investment Objectives  and Policy
12................................   Summary; the Underlying Funds;
13................................   Summary; the Underlying Funds; Investment Advisory Services to the Underlying
                                     Funds; Charges and Deductions
14................................   Summary; Applying for a Policy
15................................   Summary; Applying for a Policy; Payments; Allocation of Premiums
16................................   The Separate Account; the Underlying Funds; Payments; Allocation of Net Premiums
17................................   Summary; Surrender; Partial Withdrawal; Charges and Deductions; Policy
                                     Termination and Reinstatement
18................................   The Separate Account; the Underlying Funds; Payments
19................................   Reports; Voting Rights
20................................   Not Applicable
21................................   Summary; Policy Loans; Other Policy Provisions
22................................   Other Policy Provisions
23................................   Not Required
24................................   Other Policy Provisions
25................................   The Company
26................................   Not Applicable
27................................   The Company
28................................   Directors and Principal Officers of the Company
29................................   The Company
30................................   Not Applicable
31................................   Not Applicable
32................................   Not Applicable
33................................   Not Applicable
34................................   Not Applicable
35................................   Distribution

36................................   Not Applicable
37................................   Not Applicable
38................................   Summary; Distribution
39................................   Summary; Distribution
40................................   Not Applicable
41................................   The Company, Distribution
42................................   Not Applicable
43................................   Not Applicable
44................................   Payments; Policy Value and Cash Surrender Value
45................................   Not Applicable
46................................   Policy Value and Cash Surrender Value; Federal Tax Considerations
47................................   The Company
48................................   Not Applicable
49................................   Not Applicable
50................................   The Separate Account
51................................   Cover Page; Summary; Charges and Deductions; The Policy; Policy Termination
                                     and Reinstatement; Other Policy Provisions
52................................   Addition, Deletion or Substitution of Investments
53................................   Federal Tax Considerations
54................................   Not Applicable
55................................   Not Applicable
56................................   Not Applicable
57................................   Not Applicable
58................................   Not Applicable
59................................   Not Applicable

                      ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                                     WORCESTER, MASSACHUSETTS
                   INDIVIDUAL FLEXIBLE PAYMENT VARIABLE LIFE INSURANCE POLICIES

    PLEASE READ THIS      This Prospectus provides important information about an
  PROSPECTUS CAREFULLY    individual flexible payment variable life insurance policy
  BEFORE INVESTING AND    issued by Allmerica Financial Life Insurance and Annuity
   KEEP IT FOR FUTURE     Company. The policies are funded through the Separate
       REFERENCE.         Account FUVUL, a separate investment account of the Company
 VARIABLE LIFE POLICIES   that is referred to as the Variable Account.
     INVOLVE RISKS        The Separate Account is subdivided into Sub-Accounts. Each
   INCLUDING POSSIBLE     Sub-Account invests exclusively in shares of one of the
   LOSS OF PRINCIPAL.     following Funds:
  THIS PROSPECTUS MUST    Evergreen VA Equity Index Fund
   BE ACCOMPANIED BY      Evergreen VA Foundation Fund
  PROSPECTUSES OF THE     Evergreen VA Global Leaders Fund
         FUNDS.           Evergreen VA Small Cap Value Fund

 THIS LIFE POLICY IS      Policy owners may, within limits, choose the amount of
       NOT:               initial payment and vary the frequency and amount of future
- A BANK DEPOSIT OR       payments. The Policy allows partial withdrawals and full
  OBLIGATION;             surrender of the Policy's Surrender Value, within limits.
- FEDERALLY INSURED;      The Policies are not suitable for short-term investment.
- ENDORSED BY ANY         This Prospectus can also be obtained from the Securities and
  BANK OR                 Exchange Commission's website (http://www.sec.gov).
  GOVERNMENTAL            IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE
  AGENCY.                 WITH THE POLICY.
                          THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                          DISAPPROVED THESE SECURITIES OR DETERMINED THAT THE
                          INFORMATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
                          THE CONTRARY IS A CRIMINAL OFFENSE.

                          CORRESPONDENCE MAY BE MAILED TO     DATED             , 1999
                          ALLMERICA LIFE                      WORCESTER, MASSACHUSETTS 01653
                          P.O. BOX 8179                       (508) 855-1000
                          BOSTON, MA 02266-8179

                               TABLE OF CONTENTS

SPECIAL TERMS...............................................       4
SUMMARY OF FEES AND EXPENSES................................       7
SUMMARY OF POLICY FEATURES..................................       9
DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT AND THE
UNDERLYING FUNDS............................................      15
INVESTMENT OBJECTIVES AND POLICIES..........................      16
INVESTMENT ADVISORY SERVICES................................      16
THE POLICY..................................................      17
  Applying for a Policy.....................................      17
  Free-Look Period..........................................      17
  Conversion Privilege......................................      18
  Payments..................................................      18
  Allocation of Payments....................................      19
  Transfer Privilege........................................      19
  Death Benefit.............................................      20
  Election of Death Benefit Options.........................      21
  Changing Between Death Benefit Option 1 and Death Benefit
2...........................................................      24
  Guaranteed Death Benefit Rider............................      25
  Change in Face Amount.....................................      26
  Policy Value..............................................      27
  Payment Options...........................................      28
  Optional Insurance Benefits...............................      29
  Surrender.................................................      29
  Partial Withdrawal........................................      29
CHARGES AND DEDUCTIONS......................................      29
  Monthly Charges (The Monthly Deduction)...................      30
  Computing Monthly Policy Charges..........................      31
  Fund Expenses.............................................      33
  Partial Withdrawal Transaction Charge.....................      33
  Transfer Charges..........................................      33
  Other Administrative Charges..............................      33
POLICY LOANS................................................      33
  Preferred Loan Option.....................................      34
  Repayment of Outstanding Loan.............................      34
  Effect of Policy Loans....................................      34
POLICY TERMINATION AND REINSTATEMENT........................      35
  Termination...............................................      35
  Reinstatement.............................................      35
OTHER POLICY PROVISIONS.....................................      36
  Policy Owner..............................................      36
  Beneficiary...............................................      36
  Assignment................................................      36
  Limit on Right to Challenge Policy........................      36
  Suicide...................................................      36
  Misstatement of Age or Sex................................      37
  Delay of Payments.........................................      37
FEDERAL TAX CONSIDERATIONS..................................      37
  The Company and The Variable Account......................      37
  Taxation of The Policies..................................      38
  Policy Loans..............................................      38
  Modified Endowment Policies...............................      38
VOTING RIGHTS...............................................      39

DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY.............      40
DISTRIBUTION................................................      41
REPORTS.....................................................      41
LEGAL PROCEEDINGS...........................................      42
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS...........      42
FURTHER INFORMATION.........................................      42
MORE INFORMATION ABOUT THE FIXED ACCOUNT....................      43
  General Description.......................................      43
  Fixed Account Interest....................................      43
  Partial Withdrawals and Transfers.........................      43
INDEPENDENT ACCOUNTANTS.....................................      43
YEAR 2000 DISCLOSURE........................................      44
FINANCIAL STATEMENTS........................................      44
APPENDIX A -- GUIDELINE MINIMUM DEATH BENEFIT FACTORS
TABLE.......................................................     A-1
APPENDIX B -- OPTIONAL INSURANCE BENEFITS...................     B-1
APPENDIX C -- GUARANTEED MONTHLY POLICY CHARGE RATES........     C-1
APPENDIX D -- ILLUSTRATIONS.................................     D-1
APPENDIX E -- PERFORMANCE INFORMATION.......................     E-1
FINANCIAL STATEMENTS........................................   FIN-1

                                 SPECIAL TERMS

AGE: how old the Insured is on the birthday closest to a Policy anniversary.

BENEFICIARY: the person or persons you name to receive the Net Death Benefit when the Insured dies.

COMPANY: Allmerica Financial Life Insurance and Annuity Company. "We," "our," "us," and "the Company" refer to Allmerica Financial Life Insurance and Annuity Company in this Prospectus.

DATE OF ISSUE: the date the Policy was issued, used to measure the monthly processing date, Policy months, Policy years and Policy anniversaries.

DEATH BENEFIT: the amount payable when the Insured dies prior to the Final Payment Date, before deductions for any Outstanding Loan, partial withdrawals, partial withdrawal transaction charge, and due and unpaid Monthly Deductions.

EVIDENCE OF INSURABILITY: information, including medical information, used to decide the Insured's underwriting class.

FACE AMOUNT: the amount of insurance coverage applied for. The initial Face Amount is shown in your Policy.

FINAL PAYMENT DATE: the Policy anniversary nearest the Insured's 100th birthday. After this date, no payments may be made. The Net Death Benefit may be different before and after the Final Payment Date. See NET DEATH BENEFIT.

FIXED ACCOUNT: a guaranteed account of the general account that guarantees principal and a fixed interest rate.

FUNDS (UNDERLYING FUNDS): the investment portfolios of the Evergreen Variable Annuity Trust that are offered under the Policy.

GENERAL ACCOUNT: all our assets other than those held in a separate investment account.

GUIDELINE MINIMUM DEATH BENEFIT: the minimum death benefit required to qualify the Policy as "life insurance" under federal tax laws. The Guideline Minimum Death Benefit is the PRODUCT of:

    - the Policy Value TIMES

    - a percentage factor.

The percentage factor is a percentage that, when multiplied by the Policy Value, determines the minimum death benefit required under federal tax laws. If Death Benefit Option 3 is in effect, the percentage factor is based on the Insured's attained age, sex, and underwriting class, as set forth in the Policy. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the percentage factor is based on the Insured's attained age, as set forth in APPENDIX A, Guideline Minimum Death Benefit Factors Table.

INSURANCE AMOUNT: the death benefit less the Policy Value.

LOAN VALUE: the maximum amount you may borrow under the Policy.

MINIMUM MONTHLY PAYMENT: a monthly amount shown in your Policy. If you pay this amount, we guarantee that your Policy will not lapse before the 49th monthly processing date from the Date of Issue or increase in Face Amount, within limits.

MONTHLY PROCESSING DATE: the date, shown in your Policy, when Monthly Deductions are taken from Policy Value.

NET DEATH BENEFIT: Before the Final Payment Date, the Net Death Benefit is:

    - the death benefit under either Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, MINUS

    - any Outstanding Loan on the Insured's death, partial withdrawals, partial withdrawal transaction charge, and due and unpaid Monthly Deductions.

Where permitted by state law, we will compute the Net Death Benefit on the date we receive due proof of the Insured's death under Death Benefit Option 2 and on the date of death for Death Benefit Options 1 and 3. If required by state law, we will compute the Net Death Benefit on the date of death for Death Benefit Option 2.

After the Final Payment Date, the Net Death Benefit generally is:

    - the Policy Value MINUS

    - any Outstanding Loan.

If the Guaranteed Death Benefit Rider is in effect, after the Final Payment Date, the death benefit is the greater of:

    - the Face Amount as of the Final Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

OUTSTANDING LOAN: all unpaid Policy loans plus loan interest due or accrued.

POLICY CHANGE: any change in the Face Amount, the addition or deletion of a Rider, underwriting reclassifications, or a change in death benefit option (Option 1 or Option 2).

POLICY OWNER: the person who may exercise all rights under the Policy, with the consent of any irrevocable beneficiary. "You" and "your" refer to the Policy owner in this Prospectus.

POLICY VALUE: the total value of your Policy. It is the SUM of the:

    - Value of the units of the sub-accounts credited to your Policy PLUS

    - Accumulation in the Fixed Account credited to the Policy

PREMIUM: a payment you must make to us to keep the Policy in force.

PRINCIPAL OFFICE: our office at 440 Lincoln Street, Worcester, Massachusetts 01653.

PRO-RATA ALLOCATION: an allocation among the Fixed Account and the Sub-Accounts in the same proportion that, on the date of allocation, the unloaned Policy Value in the Fixed Account and the Policy Value in each sub-account bear to the total unloaned Policy Value.

SUB-ACCOUNT: a subdivision of the Variable Account investing exclusively in the shares of a fund.

SURRENDER VALUE: the amount payable on a full surrender. It is the Policy Value less any Outstanding Loan.

UNDERWRITING CLASS: the insurance risk classification that we assign the Insured based on the information in the application or enrollment form and other evidence of insurability we consider. The Insured's underwriting class will affect the monthly charges and the payment required to keep the Policy in force.

UNIT: a measure of your interest in a Sub-Account.

VALUATION DATE: any day on which the net asset value of the shares of any funds and unit values of any sub-accounts are computed. Valuation Dates currently occur on:

    - Each day the New York Stock Exchange is open for trading

    - Other days (other than a day during which no payment, partial withdrawal or surrender of a Policy was received) when there is a sufficient degree of trading in a fund's portfolio securities so that the current net asset value of the sub-accounts may be materially affected

VALUATION PERIOD: the interval between two consecutive Valuation Dates.

VARIABLE ACCOUNT: Separate Account FUVUL, one of our separate investment accounts.

WRITTEN REQUEST: your request in writing, satisfactory to us, received at our Principal Office.

                          SUMMARY OF FEES AND EXPENSES

WHAT CHARGES WILL I INCUR UNDER MY POLICY?

Charges will be deducted in connection with the Policy to compensate the Company for:

    - Administering the Policy

    - Providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider

    - Payment of any applicable taxes

    - Assuming certain risks in connection with the Policy

    - Incurring expenses in distributing the Policy

The following charges will apply to your Policy under the circumstances described. Some of these charges apply throughout the Policy's duration. Other charges apply only if you choose options under the Policy.

We deduct the following monthly charges (the "Monthly Deduction") from Policy
Value:

    - THE MONTHLY POLICY CHARGE -- will be charged on each monthly processing date until the Final Payment Date. The primary purpose of the Monthly Policy Charge is to compensate us for providing life insurance coverage for the Insured. In addition, a portion of this charge compensates us for administrative, tax and distribution expenses. The Monthly Policy Charge is equal to a current Monthly Policy Charge rate per $1,000 times the Insurance Amount. See CHARGES AND DEDUCTIONS.

    - MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This monthly charge is currently equal to and may not exceed 1/12 of 0.75% of the Policy Value in each sub-account for the first 10 Policy years, 1/12 of 0.50% for Policy Years 11 through 20, and 0.25% for Policy years 21 and later. The charge is calculated based on the Policy Value in the sub-accounts of the Variable Account (but not the Fixed Account) as of the prior Monthly Processing Date. This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. This charge will continue to be assessed after the Final Payment Date.

    - MONTHLY RIDER CHARGES -- These charges will vary based on the Riders selected and by the sex, age, and underwriting classification of the Insured.

The charge below applies only if you make a partial withdrawal:

    - PARTIAL WITHDRAWAL TRANSACTION CHARGE -- For each partial withdrawal, we deduct a transaction fee of 2% of the amount withdrawn, not to exceed $25 for each partial withdrawal.

The charges below are designed to reimburse us for Policy administrative costs, and apply under the following circumstances:

    - CHARGE FOR OPTIONAL GUARANTEED DEATH BENEFIT RIDER -- A one time administrative charge of $25 will be deducted from Policy Value when the Rider is elected.

    - TRANSFER CHARGE -- Currently, the first 12 transfers of Policy Value in a Policy year are free. A current transfer charge of $10, never to exceed $25, applies for each additional transfer in the same Policy year. This charge is for the costs of processing the transfer.

    - OTHER ADMINISTRATIVE CHARGES -- We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

       - Changing payment allocation instructions

       - Changing the allocation of the Monthly Deduction among the various sub-accounts

       - Providing a projection of values

WHAT ARE THE EXPENSES AND FEES OF THE FUNDS?

In addition to the charges described above, certain fees and expenses are deducted from the assets of the Underlying Funds. The levels of fees and expenses vary among the Underlying Funds. The following table shows the expenses of the Underlying Funds for 1998.

                        Underlying Fund Annual Expenses
     (as a percentage of underlying fund average net assets, after expense reimbursements)(1)

                                                                                     TOTAL OPERATING
UNDERLYING FUND                                   MANAGEMENT FEES   OTHER EXPENSES      EXPENSES
---------------                                   ---------------   --------------   ---------------
Evergreen VA Equity Index Fund (2)..............       0.00%            0.30%             0.30%
Evergreen VA Foundation Fund....................       0.83%            0.17%             1.00%
Evergreen VA Global Leaders Fund................       0.95%            0.05%             1.00%
Evergreen VA Small Cap Value Fund...............       0.95%            0.05%             1.00%

(1) Reflects an agreement by the respective investment advisors to voluntarily limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) to 0.30% of average daily net assets of the Evergreen VA Equity Index Fund and 1.00% of average daily net assets of the other Funds.

(2) The inception date of the Evergreen VA Equity Index Portfolio is 9/30/99. Expenses have been estimated based upon current fund contracts.

Absent the voluntary limit on aggregate operating expenses, the actual Management Fees, Other Expenses and Total Operating Expenses period were as follows:

                                                                                       TOTAL OPERATING
UNDERLYING FUND                                   MANAGEMENT FEES    OTHER EXPENSES        EXPENSES
---------------                                   ---------------   ----------------   ----------------
Evergreen VA Equity Index Fund (1)..............       0.40%        0.46%(1)           0.86%(1)
Evergreen VA Foundation Fund....................       0.83%        0.17%              1.00%
Evergreen VA Global Leaders Fund................       0.95%        0.61%              1.56%
Evergreen VA Small Cap Value Fund...............       0.95%        2.52%              3.47%

(1) The inception date of the Evergreen VA Equity Index Portfolio is 9/30/99. Expenses have been estimated based upon current fund contracts.

The Underlying Fund information above was provided by the Underlying Funds and was not independently verified by the Company.

                           SUMMARY OF POLICY FEATURES

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. If you are considering the purchase of this product, you should read the remainder of this Prospectus carefully before making a decision. It offers a more complete presentation of the topics presented here, and will help you better understand the product. However, the Policy, together with its attached application constitutes the entire agreement between you and the Company.

There is no guaranteed minimum Policy Value. The value of a Policy will vary up or down to reflect the investment experience of allocations to the Sub-Accounts and the fixed rates of interest earned by allocations to the General Account. The Policy Value will also be adjusted for other factors, including the amount of charges imposed. The Policy will terminate if Policy Value is insufficient to cover certain monthly charges plus loan interest accrued, or Outstanding Loans exceed the Policy Value. The Policy Value may decrease to the point where the Policy will lapse and provide no further death benefit without additional premium payments, unless the optional Guaranteed Death Benefit Rider is in effect. This Rider may not be available in all states.

WHAT IS THE POLICY'S OBJECTIVE?

The objective of the Policy is to give permanent life insurance protection and help you build assets tax-deferred. Features available through the Policy include:

    - A Net Death Benefit that can protect your family

    - Payment options that can guarantee an income for life

    - A personalized investment portfolio

    - Experienced professional investment advisers

    - Tax deferral on earnings.

While the Policy is in force, it will provide:

    - Life insurance coverage on the Insured

    - Policy Value

    - Surrender rights and partial withdrawal rights

    - Loan privileges

    - Optional insurance benefits available by Rider.

The Policy combines features and benefits of traditional life insurance with the advantages of professional money management. However, unlike the fixed benefits of ordinary life insurance, the Policy Value and the Death Benefit will increase or decrease depending on investment results. Unlike traditional insurance policies, the Policy has no fixed schedule for payments. Within limits, you may make payments of any amount and frequency. While you may establish a schedule of payments ("planned payments"), the Policy will not necessarily lapse if you fail to make planned payments. Also, making planned payments will not guarantee that the Policy will remain in force.

WHO ARE THE KEY PERSONS UNDER THE POLICY?

The Policy is a contract between you and us. Each Policy has a Policy Owner
(you), an Insured (you or another individual you select) and a beneficiary. As Policy Owner, you make payments, choose investment allocations and select the Insured and beneficiary. The Insured is the person covered under the Policy. The beneficiary is the person who receives the Net Death Benefit when the Insured dies.

WHAT HAPPENS WHEN THE INSURED DIES?

We will pay the Net Death Benefit to the beneficiary when the Insured dies while the Policy is in effect. You may choose between three death benefit options. Under Death Benefit Option 1 and Death Benefit Option 3, the death benefit is the greater of (1) the Face Amount (the amount of insurance applied for) or (2) the Guideline Minimum Death Benefit (the Guideline Minimum Death Benefit federal tax law requires). Under Death Benefit Option 2, the death benefit is the greater of (1) the sum of the Face Amount and Policy Value or (2) the Guideline Minimum Death Benefit. For more information, see "Election of Death Benefit Option" under THE POLICY.

The Net Death Benefit is the death benefit less any Outstanding Loan, partial withdrawals, partial withdrawal transaction charge, and due and unpaid Monthly Deductions. However, after the Final Payment Date, the Net Death Benefit is the Policy Value less any Outstanding Loan. The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option we offer.

An optional Guaranteed Death Benefit Rider is available ONLY AT ISSUE OF THE POLICY. (The Guaranteed Death Benefit Rider may not be available in all states, and is not available if the Policy is issued on a simplified underwriting basis). If this Rider is in effect, the Company:

    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account; and

    - provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum premium payment tests must be met on each policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Certain transactions, including policy loans, partial withdrawals, underwriting reclassifications, change in face amount, and changes in Death Benefit Options, can result in the termination of the Rider. IF THIS RIDER IS TERMINATED, IT CANNOT BE REINSTATED. FOR MORE INFORMATION, SEE "Guaranteed Death Benefit Rider."

CAN I EXAMINE THE POLICY?

Yes. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

If your Policy provides for a full refund of payments under its "Right to Examine Policy" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared the bank.

If required by state law, your Policy will provide for a "full refund." Your refund will be the GREATER of:

    - Your entire payment OR

    - The Policy Value PLUS deductions for taxes, charges or fees.

If your Policy does not provide for a full refund, you will receive:

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - Any taxes, fees or other charges imposed on amounts in the Variable
      Account.

After an increase in Face Amount, a right to cancel the increase also applies.

WHAT ARE MY INVESTMENT CHOICES?

Each Sub-Account invests exclusively in a corresponding Underlying Fund of the Evergreen Variable Annuity Trust. In some states, insurance regulations may restrict the availability of particular Underlying Funds. The Policy also offers a Fixed Account that is part of the general account of the Company. The Fixed Account is a guaranteed account offering a minimum interest rate. This range of investment choices allows you to allocate you money among the Sub-Accounts and the Fixed Account to meet your investment needs.

If your Policy provides for a full refund under its "Right to Examine Policy" provision as required in your state, we will allocate all sub-account investments to the Money Market Fund until the fourth day after the expiration of the "Right to Examine" provision of your policy. After this, we will allocate all amounts as you have chosen.

You may allocate and transfer money among the following variable investment options:

                         Evergreen VA Equity Index Fund
                          Evergreen VA Foundation Fund
                        Evergreen VA Global Leaders Fund
                        Evergreen VA Small Capvalue Fund

The value of each Sub-Account will vary daily depending upon the performance of the Underlying Fund in which it invests. Each Sub-Account reinvests dividends or capital gains distributions received from an Underlying Fund in additional shares of that Underlying Fund. There can be no assurance that the investment objectives of the Underlying Funds can be achieved. For more information, see DESCRIPTION OF THE COMPANY, SEPARATE ACCOUNT IMO, AND THE UNDERLYING FUNDS.

CAN I MAKE TRANSFERS AMONG THE FUNDS AND THE FIXED ACCOUNT?

Yes. The Policy permits you to transfer Policy Value among the available Sub-Accounts and between the Sub-Accounts and the General Account of the Company, subject to certain limitations described under THE POLICY -- "Transfer Privilege." You will incur no current taxes on transfers while your money is in the Policy.

HOW MUCH CAN I INVEST AND HOW OFTEN?

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. Additional payments may be made at any time before the Final Payment Date. We reserve the right to obtain evidence of insurability as a condition to accepting any premium that would increase the death benefit by more than the amount of the payment. You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum automatic payment allowed is $50. For more information, see THE CONTRACT -- "Payments".

WHAT IF I NEED MY MONEY?

You may borrow up to the loan value of your Policy. You may also make partial withdrawals and surrender the Policy for its Surrender Value. There are two types of loans that may be available to you:

    - A non-preferred loan option is always available to you. The maximum total loan amount is 90% of the Policy Value. The Company will charge interest on the amount of the loan at a current annual rate of 4.8%. This current rate of interest may change, but is guaranteed not to exceed 6%. However, the Company will also credit interest on the Policy Value securing the loan. The annual interest rate credited to the Policy Value securing a non-preferred loan is 4.0%.

    - A preferred loan option is automatically available to you unless you request otherwise. The preferred loan option is available on that part of an Outstanding Loan that is attributable to policy earnings. The term "policy earnings" means that portion of the Policy Value that exceeds the sum of the payments made less all partial withdrawals and partial withdrawal transaction charges. The Company will charge interest on the amount of the loan at a current annual rate of 4.00%. This current rate of interest may change, but is guaranteed not to exceed 4.50%. The annual interest rate credited to the Policy earnings securing a preferred loan is 4.0%.

We will allocate Policy loans among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro-rata allocation. We will transfer the Policy Value in each sub-account equal to the Policy loan to the Fixed Account.

You may surrender your Policy and receive its Surrender Value. After the first Policy year, you may make partial withdrawals of $500 or more from Policy Value, subject to a partial withdrawal transaction charge. Under Death Benefit Option 1 and Death Benefit Option 3, the Face Amount is reduced by each partial withdrawal. We will not allow a partial withdrawal if it would reduce the Face Amount below $40,000. A surrender or partial withdrawal may have tax consequences. See "Taxation of the Policies."

A request for a preferred loan after the Final Payment Date, a partial withdrawal after the Final Payment Date, or the foreclosure of an Outstanding Loan will terminate a Guaranteed Death Benefit Rider. See "Guaranteed Death Benefit Rider." Policy loans may have tax consequences. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Policy. See FEDERAL TAX CONSIDERATIONS, "Policy Loans."

CAN I MAKE FUTURE CHANGES UNDER MY POLICY?

Yes. There are several changes you can make after receiving your Policy, within limits. You may:

    - Cancel your Policy under its right-to-examine provision

    - Transfer your ownership to someone else

    - Change the beneficiary

    - Change the allocation of payments, with no tax consequences under current law

    - Make transfers of Policy Value among the funds

    - Adjust the death benefit by increasing or decreasing the Face Amount

    - Change your choice of death benefit options between Death Benefit Option 1 and Death Benefit Option 2

    - Add or remove optional insurance benefits provided by Rider

CAN I CONVERT MY POLICY INTO A FIXED POLICY?

Yes. You can convert your Policy without charge during the first 24 months after the Date of Issue or after an increase in Face Amount. On conversion, we will transfer the Policy Value in the Variable Account to the Fixed Account. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

WHAT ARE THE LAPSE AND REINSTATEMENT PROVISIONS OF MY POLICY?

The Policy will not lapse if you fail to make payments unless:

    - The Policy Value is insufficient to cover the next Monthly Deduction and loan interest accrued; or

    - Outstanding Loans exceed Policy Value

There is a 62-day grace period in either situation.

If you make payments at least equal to minimum monthly payments, we guarantee that your Policy will not lapse before the 49th monthly processing date from Date of Issue or increase in Face Amount, within limits and excluding loan foreclosure. If the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account (excluding loan foreclosure). For more information, see "Guaranteed Death Benefit Rider."

If the Insured has not died, you may reinstate your Policy within three years after the grace period. The Insured must provide evidence of insurability subject to our then current underwriting standards. In addition, you must either repay or reinstate any Outstanding Loan and make payments sufficient to keep the Policy in force for three months. See POLICY TERMINATION AND REINSTATEMENT.

HOW IS MY POLICY TAXED?

The Policy is given federal income tax treatment similar to a conventional fixed benefit life insurance policy. On a withdrawal of Policy Value, Policy owners currently are taxed only on the amount of the withdrawal that exceeds total payments. Withdrawals greater than payments made are treated as ordinary income. During the first 15 Policy years, however, an "interest first" rule applies to distributions of cash required under Section 7702 of the Internal Revenue Code ("Code") because of a reduction in benefits under the Policy.

The Net Death Benefit under the Policy is excludable from the gross income of the beneficiary. However, in some circumstances federal estate tax may apply to the Net Death Benefit or the Policy Value.

A Policy may be considered a "modified endowment contract." This may occur if total payments during the first seven Policy years (or within seven years of a material change in the Policy) exceed the total net level payments payable, if the Policy had provided paid-up future benefits after seven level payments. If the Policy is considered a modified endowment contract, all distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis. Also, a 10% penalty tax may be imposed on that part of a distribution that is includible in income.

This Summary is intended to provide only a very brief overview of the more significant aspects of the Policy. The Prospectus and the Policy provide further detail. The Policy provides insurance protection for the named beneficiary. The Policy and its attached application or enrollment form are the entire agreement between you and the Company.

                            ------------------------

IT MAY NOT BE ADVANTAGEOUS TO PURCHASE FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE AS A REPLACEMENT FOR YOUR CURRENT LIFE INSURANCE, OR IF YOU ALREADY OWN A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY.

THE PURPOSE OF THE POLICY IS TO PROVIDE INSURANCE PROTECTION FOR THE BENEFICIARY. NO CLAIM IS MADE THAT THE POLICY IS IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND. THE POLICY, TOGETHER WITH ITS ATTACHED APPLICATION, CONSTITUTES THE ENTIRE AGREEMENT BETWEEN YOU AND THE COMPANY.

               DESCRIPTION OF THE COMPANY, THE VARIABLE ACCOUNT,
                            AND THE UNDERLYING FUNDS

THE COMPANY

The Company is a life insurance company organized under the laws of Delaware in 1974. As of December 31, 1998, the Company had over $14 billion in assets and over $26 billion of life insurance in force. We are a wholly owned subsidiary of First Allmerica Financial Life Insurance Company, formerly named State Mutual Life Assurance Company of America ("First Allmerica"), which in turn is a wholly-owned subsidiary of Allmerica Financial Corporation. First Allmerica was organized under the laws of Massachusetts in 1844 and is the fifth oldest life insurance company in America. Our Principal Office is 440 Lincoln Street, Worcester, Massachusetts 01653, Telephone 1-800-628-6267. We are subject to the laws of the state of Delaware, to regulation by the Commissioner of Insurance of Delaware, and to other laws and regulations where we are licensed to operate.

The Company is a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness, and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

THE VARIABLE ACCOUNT

The Variable Account is a separate investment account that is currently comprised of four sub-accounts. Each sub-account invests in a corresponding fund of the Evergreen Variable Annuity Trust. The assets used to fund the variable part of the Policies are set aside in sub-accounts and are separate from our general assets. We administer and account for each sub-account as part of our general business. However, income, capital gains and capital losses are allocated to each sub-account without regard to any of our other income, capital gains or capital losses. Under Delaware law, the assets of the Variable Account may not be charged with any liabilities arising out of any other business of ours.

Our Board of Directors authorized the establishment of the Variable Account by vote on June 13, 1996. The Variable Account meets the definition of "separate account" under federal securities laws. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). This registration does not involve SEC supervision of the management or investment practices or policies of the Variable Account or of the Company. We reserve the right, subject to law, to change the names of the Variable Account and the sub-accounts.

EVERGREEN VARIABLE ANNUITY TRUST

The Evergreen Variable Annuity Trust (the "Trust") is an open-end management investment company commonly referred to as a "mutual Fund." The Trust is designed to provide investors with a selection of investment alternatives that seek to provide capital growth, income and diversification through its six investment series (the "Funds"). Shares of the Funds are sold to separate accounts funding variable annuity contracts and variable life insurance policies issued by life insurance companies.

                       INVESTMENT OBJECTIVES AND POLICIES

A summary of investment objectives of the funds is set forth below. BEFORE INVESTING, READ CAREFULLY THE PROSPECTUS OF THE EVERGREEN VARIABLE ANNUITY TRUST THAT ACCOMPANIES THIS PROSPECTUS. IT CONTAINS MORE DETAILED INFORMATION ON THE INVESTMENT OBJECTIVES, RESTRICTIONS, RISKS AND EXPENSE OF THE UNDERLYING FUNDS. Statements of Additional Information for the funds are available on request. The investment objectives of the funds may not be achieved. Policy Value may be less than the aggregate payments made under the Policy.

EVERGREEN VA EQUITY INDEX FUND -- seeks investment results that achieve price and yield performance similar to the Standard and Poor's 500 Composite Stock Price Index. The Fund invests substantially all of its total assets in equity securities that represent a composite of the S&P 500 Index.

EVERGREEN VA FOUNDATION FUND -- seeks, in order of priority, reasonable income, conservation of capital and capital appreciation. The Fund invests principally in income-producing common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities.

EVERGREEN VA GLOBAL LEADERS FUND -- seeks to achieve capital appreciation by investing primarily in a diversified portfolio of U.S. and non-U.S. equity securities of companies located in the world's major industrialized countries. The Fund's investment adviser will attempt to screen the largest companies in the world's major industrialized countries and cause the Fund to invest, in the opinion of the Fund's investment adviser, in the 100 best based on certain qualitative and quantitative criteria.

EVERGREEN VA SMALL CAP VALUE FUND -- seeks to achieve a return consisting of current income and capital appreciation in the value of its shares. The Fund invests in common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities. In attempting to achieve its objective, the Fund invests primarily in companies with total market capitalizations of less than $500 million.

                                     * * *

If there is a material change in the investment policy of an Underlying Fund, we will notify you of the change. If you have Policy Value allocated to that fund, you may without charge reallocate the Policy Value to another fund or to the Fixed Account. We must receive your written request within 60 days of the LATEST of the:

    - Effective date of the change in the investment policy OR

    - Receipt of the notice of your right to transfer.

                          INVESTMENT ADVISORY SERVICES

Each Underlying Fund pays a management fee to an investment manager or adviser for managing and providing services to the Underlying Fund; however, management fee waivers and/or reimbursements may be in effect for certain or all of the Underlying Funds. For specific information regarding the existence and effect of any waivers/reimbursements see "Annual Underlying Fund Expenses" under the SUMMARY OF FEES AND EXPENSES section. The prospectuses of the Underlying Funds also contain information regarding fees for advisory services and should be read in conjunction with this Prospectus.

The investment adviser to the Evergreen VA Equity Index Fund is Evergreen Investment Management ("EIM"). EIM, also known as First Capital Group, is a division of First Union National Bank of North Carolina, which in turn is a subsidiary of First Union Corporation. The investment adviser to the Evergreen VA Global Leaders Fund and Evergreen VA Small Cap Value Fund is Evergreen Asset Management Corp. ("EAMC"), a wholly-owned subsidiary of FUNB. EAMC is entitled to receive from each of these Funds an annual fee equal to 0.95% of the average daily net assets of each Fund. Lieber & Company acts as sub-advisor to these and provides investment research, information, investment recommendation advice and assistance to EAMC, and is reimbursed by EAMC for the costs of providing such sub-advisory services.

EAMC is also the investment adviser to the Evergreen VA Foundation Fund. EAMC is entitled to receive from the Fund an annual fee equal to 0.825% of the average daily net assets of each Fund.

                                   THE POLICY

APPLYING FOR A POLICY

After receiving a completed application or enrollment form from a prospective Policy owner, we will begin underwriting to decide the insurability of the proposed Insured. We may require medical examinations and other information before deciding insurability. We issue a Policy only after underwriting has been completed. We may reject an application or enrollment form that does not meet our underwriting guidelines.

Simplified underwriting may be available if the Face Amount applied for is $250,000 or less. However, if a Policy is issued on the basis of simplified underwriting, cost of Monthly Policy Charge rates are higher than they would be if the Policy were issued using conventional underwriting methods. In addition, if the Policy is issued on the basis of simplified underwriting, optional benefit riders may not be available.

If a prospective Policy owner makes an initial payment of at least one minimum monthly payment, we will provide fixed temporary insurance during underwriting. The fixed temporary insurance will be the insurance applied for, up to a maximum of $500,000, depending on age and underwriting class. This coverage will continue for a maximum of 90 days from the date of the application or enrollment form or, if required the completed medical exam. If death is by suicide, we will return only the premium paid.

If no temporary insurance was in effect, on Policy delivery we will require a sufficient payment to place the insurance in force. If you made payments before the date of issue, we will allocate the payments to the Fixed Account. IF THE POLICY IS NOT ISSUED AND ACCEPTED BY YOU, THE PAYMENTS WILL BE RETURNED TO YOU WITHOUT INTEREST.

If the Policy is issued, we will allocate your Policy Value on issuance according to your instructions. However, if your Policy provides for a full refund of payments under its "Right to Examine Policy" provision as required in your state (see THE POLICY -- "Free-Look Period"), we will initially allocate your sub-account investments to the Money Market Fund. This allocation to the Money Market Fund will be until the fourth day after the expiration of the "Right to Examine" provision of your policy.

After this, we will allocate all amounts according to your investment choices.

FREE-LOOK PERIOD

The Policy provides for a free look period. You have the right to examine and cancel your Policy by returning it to us or to one of our representatives on or before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

If your Policy provides for a full refund under its "Right to Examine Policy" provision, the Company will mail a refund to you within seven days. We may delay a refund of any payment made by check until the check has cleared your bank. Where required by state law, however, your refund will be the GREATER of

    - Your entire payment OR

    - The Policy Value PLUS deductions under the Policy for taxes, charges or fees

If your Policy does not provide for a full refund, you will receive

    - Amounts allocated to the Fixed Account PLUS

    - The Policy Value in the Variable Account PLUS

    - All fees, charges and taxes which have been imposed on amounts in the Variable Account.

After an increase in Face Amount, we will mail or deliver a notice of a free look for the increase. You will have the right to cancel the increase before the 10 days after you receive the Policy or longer when state law so requires. There may be a longer period in certain jurisdictions; see the "Right to Examine" provision in your Contract.

On canceling the increase, you will receive a credit to your Policy Value of the charges deducted for the increase. Upon request, we will refund the amount of the credit to you.

CONVERSION PRIVILEGE

Within 24 months of the Date of Issue or an increase in Face Amount, you can convert your Policy into a Fixed Policy by transferring all Policy Value in the sub-accounts to the Fixed Account. The conversion will take effect at the end of the valuation period in which we receive, at our Principal Office, notice of the conversion satisfactory to us. There is no charge for this conversion. We will allocate all future payments to the Fixed Account, unless you instruct us otherwise.

PAYMENTS

Payments are payable to the Company. Payments may be made by mail to our Principal Office or through our authorized representative. All payments after the initial payment are credited to the Variable Account or Fixed Account on the date of receipt at the Principal Office.

You may establish a schedule of planned payments. If you do, we will bill you at regular intervals. Making planned payments will not guarantee that the Policy will remain in force. The Policy will not necessarily lapse if you fail to make planned payments. You may make unscheduled payments before the Final Payment Date or skip planned payments. If the Guaranteed Death Benefit Rider is in effect, there are certain minimum payment requirements.

The Policy does not limit payments as to frequency and number. However, no payment may be less than $100 without our consent. You may choose a monthly automatic payment method of making payments. Under this method, each month we will deduct payments from your checking account and apply them to your Policy. The minimum automatic payment allowed is $50. Payments must be sufficient to provide a positive Policy Value (less Outstanding Loans) at the end of each Policy month or the Policy may lapse. See POLICY TERMINATION AND REINSTATEMENT.

During the first 48 Policy months following the Date of Issue or an increase in Face Amount, a guarantee may apply to prevent the Policy from lapsing. The guarantee will apply during this period if you make payments that, when reduced by policy loans, partial withdrawals and partial withdrawal transaction charge, equal or exceed the required minimum monthly payments. The required minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. MAKING MONTHLY PAYMENTS EQUAL TO THE MINIMUM MONTHLY PAYMENTS DOES NOT GUARANTEE THAT THE POLICY WILL REMAIN IN FORCE, EXCEPT AS STATED IN THIS PARAGRAPH.

Under Death Benefit Option 1 and Death Benefit Option 2, total payments may not exceed the current maximum payment limits under federal tax law. These limits will change with a change in Face Amount, underwriting reclassifications, the addition or deletion of a Rider, or a change between Death Benefit Option 1 and Death Benefit Option 2. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loans. If there are remaining excess payments, any such excess payments will be returned to you. However, we will accept a payment needed to prevent Policy lapse during a Policy year. See POLICY TERMINATION AND REINSTATEMENT.

ALLOCATION OF PAYMENTS

In the application or enrollment form for your Policy, you decide the initial allocation of the payment among the Fixed Account and the sub-accounts. You may allocate payments to one or more of the sub-accounts. The minimum amount that you may allocate to a sub-account is 100% of the payment. Allocation percentages must be in whole numbers (for example, 33 1/3% may not be chosen) and must total 100%.

You may change the allocation of future payments by written request or telephone request. You have the privilege to make telephone requests, unless you elected not to have the privilege on the application or enrollment form. The policy of the Company and its representatives and affiliates is that they will not be responsible for losses resulting from acting on telephone requests reasonably believed to be genuine. The Company will employ reasonable methods to confirm that instructions communicated by telephone are genuine; otherwise, the Company may be liable for any losses from unauthorized or fraudulent instructions. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone. All telephone requests are tape-recorded.

An allocation change will take effect on the date of receipt of the notice at the Principal Office. No charge is currently imposed for changing payment allocation instructions. We reserve the right to impose a charge in the future, but guarantee that the charge will not exceed $25.

The Policy Value in the sub-accounts will vary with investment experience. You bear this investment risk. Investment performance may also affect the death benefit. Please review your allocations of payments and Policy Value as market conditions and your financial planning needs change.

TRANSFER PRIVILEGE

Subject to our then current rules, you may transfer amounts among the sub-accounts or between a sub-account and the Fixed Account. (You may not transfer that portion of the Policy Value held in the Fixed Account that secures a Policy loan.) We will make transfers at your written request or telephone request, as described in THE POLICY -- "Allocation of Payments." Transfers are effected at the value next computed after receipt of the transfer order.

Currently, the first 12 transfers in a Policy year are free. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but we guarantee the charge will never exceed $25. Any transfers made for a conversion privilege, Policy loan or material change in investment policy or under an automatic transfer option will not count toward the 12 free transfers.

The transfer privilege is subject to our consent. We reserve the right to impose limits on transfers including, but not limited to, the:

    - Minimum amount that may be transferred

    - Minimum amount that may remain in a sub-account following a transfer from that sub-account

    - Minimum period between transfers involving the Fixed Account

    - Maximum amounts that may be transferred from the Fixed Account

Transfers to and from the Fixed Account are currently permitted only if:

    - the amount transferred from the Fixed Account in each transfer may not exceed the lesser of $100,000 or 25% of the Policy Value in the Fixed Account.

    - You may make only one transfer involving the Fixed Account in each policy quarter

These rules are subject to change by the Company.

DOLLAR-COST AVERAGING OPTION AND AUTOMATIC REBALANCING OPTION

You may have automatic transfers of at least $100 a month made on a periodic basis:

    - from the Sub-Accounts which invest in the Money Market Fund of the Trust and the Fixed Account, respectively, to one or more of the other Sub-Accounts ("Dollar-Cost Averaging Option"), or

    - to reallocate Policy Value among the Sub-Accounts ("Automatic Rebalancing Option").

Automatic transfers may be made on a monthly, quarterly, semi-annual or annual schedule. You may request the day of the month on which automatic transfers will occur (the "transfer date). If you do not choose a transfer date, the transfer date will be the 15th of the scheduled month. However, if the transfer date is not a business day, the automatic transfer will be processed on the next business day. Each automatic transfer is free, and will not reduce the remaining number of transfers that are free in a Policy year.

DEATH BENEFIT

GUIDELINE MINIMUM DEATH BENEFIT. In order to qualify as "life insurance" under the Federal tax laws, this Policy must provide a Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be determined as of the date of death. If Death Benefit Option 1 or Death Benefit Option 2 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage factor for the Insured's attained age, as shown in the table in Appendix A. If Death Benefit Option 3 is in effect, the Guideline Minimum Death Benefit is obtained by multiplying the Policy Value by a percentage for the Insured's attained age, sex, and underwriting class, as set forth in the Policy.

Guideline Minimum Death Benefit Table in Appendix A is used when Death Benefit Option 1 or Death Benefit Option 2 is in effect. The Guideline Minimum Death Benefit Table in Appendix A reflects the requirements of the "guideline premium/guideline death benefit" test set forth in the Federal tax laws. Guideline Minimum Death Benefit factors are set forth in the Policy when Death Benefit Option 3 is in effect. These factors reflect the requirements of the "cash value accumulation" test set forth in the Federal tax laws. The Guideline Minimum Death Benefit factors will be adjusted to conform to any changes in the tax laws. For more information, see ELECTION OF DEATH BENEFIT OPTIONS, below.

NET DEATH BENEFIT. If the Policy is in force on the Insured's death, we will, with due proof of death, pay the Net Death Benefit to the named beneficiary. We will normally pay the Net Death Benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of Net Death Benefits. See OTHER POLICY PROVISIONS -- "Delay of Payments." The beneficiary may receive the Net Death Benefit in a lump sum or under a payment option. See THE POLICY -- "Payment Options."

The Net Death Benefit depends on the current Face Amount and Death Benefit Option that is in effect on the date of death. Before the Final Payment Date, the Net Death Benefit is:

    - The death benefit provided under Death Benefit Option 1, Death Benefit Option 2, or Death Benefit Option 3, whichever is elected and in effect on the date of death, PLUS

    - Any other insurance on the Insured's life that is provided by Rider, MINUS

    - Any Outstanding Loan, any partial withdrawals, partial withdrawal transaction charge, and due and unpaid monthly charges through the Policy month in which the Insured dies.

After the Final Payment Date, if the Guaranteed Death Benefit Rider is not in effect, the Net Death Benefit is:

    - The Policy Value MINUS

    - Any Outstanding Loan

Where permitted by state law, we will compute the Net Death Benefit on

    - The date we receive due proof of the Insured's death under Death Benefit Option 2 OR

    - The date of death for Death Benefit Options 1 and 3.

If required by state law, we will compute the Net Death Benefit on the date of death for Death Benefit Option 2 as well as for Death Benefit Options 1 and 3.

ELECTION OF DEATH BENEFIT OPTIONS

Federal tax law requires a Guideline Minimum Death Benefit in relation to Policy Value for a Contract to qualify as life insurance. Under current Federal tax law, either the Guideline Premium Test or the Cash Value Accumulation Test can be used to determine if the Contract complies with the definition of "life insurance" under the Code. At the time of application, you may elect either of the tests. If you elect the Guideline Premium Test, you will have the choice of electing Death Benefit Option 1 or Death Benefit Option 2. If you elect the Cash Value Accumulation Test, Death Benefit Option 3 will apply. APPLICANTS FOR A POLICY SHOULD CONSULT A QUALIFIED TAX ADVISER IN CHOOSING BETWEEN THE GUIDELINE PREMIUM TEST AND THE CASH VALUE ACCUMULATION TEST AND IN CHOOSING A DEATH BENEFIT OPTION.

GUIDELINE PREMIUM TEST AND CASH VALUE ACCUMULATION TEST -- There are two main differences between the Guideline Premium Test and the Cash Value Accumulation Test. First, the Guideline Premium Test limits the amount of premium that may be paid into a Contract, while no such limits apply under the Cash Value Accumulation Test. Second, the factors that determine the Guideline Minimum Death Benefit relative to the Policy Value are different.

The Guideline Premium Test limits the amount of premiums payable under a Contract to a certain amount for an Insured of a particular age, sex, and underwriting class. Under the Guideline Premium Test, you may choose between Death Benefit Option 1 or Death Benefit Option 2, as described below. After issuance of the Contract, you may change the selection from Death Benefit Option 1 to Death Benefit Option 2, or vice versa.

The Cash Value Accumulation Test requires that the Death Benefit must be sufficient so that the cash Surrender Value does not at any time exceed the net single premium required to fund the future benefits under the Contract. Under the Cash Value Accumulation Test, required increases in the Guideline Minimum Death Benefit (due to growth in Policy Value) will generally be greater than under the Guideline Premium Test. If you choose the Cash Value Accumulation Test, ONLY Death Benefit Option 3 is available. You may NOT switch between Death Benefit Option 3 to Death Benefit Option 1 or to Death Benefit Option 2, or vice versa.

DEATH BENEFIT OPTION 1 -- LEVEL DEATH BENEFIT WITH GUIDELINE PREMIUM TEST. Under Option 1, the Death Benefit is equal to the greater of the Face Amount or the Guideline Minimum Death Benefit, as set forth in Table A in Appendix A. The Death Benefit will remain level unless the Guideline Minimum Death Benefit is greater than the Face Amount. If the Guideline Minimum Death Benefit is greater than the Face Amount, the Death Benefit will vary as the Policy Value varies.

Death Benefit Option 1 will offer the best opportunity for the Policy Value to increase without increasing the Death Benefit as quickly as it might under the other options. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 2 -- ADJUSTABLE DEATH BENEFIT WITH GUIDELINE PREMIUM TEST. Under Option 2, the Death Benefit is equal to the greater of (1) the Face Amount plus the Policy Value or (2) the Guideline Minimum Death Benefit, as set forth in Table A in Appendix A. The Death Benefit will vary as the Policy Value changes, but will never be less than the Face Amount.

Death Benefit Option 2 will offer the best opportunity to have an increasing Death Benefit as early as possible. The Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. The Death Benefit will never go below the Face Amount.

DEATH BENEFIT OPTION 3 -- LEVEL DEATH BENEFIT WITH CASH VALUE ACCUMULATION TEST. Under Option 3, the Death Benefit will equal the greater of (1) the Face Amount or (2) the Policy Value multiplied by the applicable factor as set forth in the Policy. The applicable factor depends upon the Underwriting Class, sex (unisex if required by law), and then-attained age of the Insured. The factors decrease slightly from year to year as the attained age of the Insured increases.

Death Benefit Option 3 will offer the best opportunity for an increasing death benefit in later Policy years and/ or to fund the Policy at the "seven-pay" limit for the full seven years. When the Policy Value multiplied by the applicable death benefit factor exceeds the Face Amount, the Death Benefit will increase whenever there is an increase in the Policy Value, and will decrease whenever there is a decrease in the Policy Value. However, the Death Benefit will never go below the Face Amount.

ALL DEATH BENEFIT OPTIONS MAY NOT BE AVAILABLE IN ALL STATES.

ILLUSTRATIONS

For the purposes of the following illustrations, assume that the Insured is under the age of 40, and that there is no Outstanding Loan.

ILLUSTRATION OF DEATH BENEFIT OPTION 1 -- Under Option 1, a Policy with a $100,000 Face Amount will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 250% of Policy Value (from Appendix A), if the Policy Value exceeds $40,000 the death benefit will exceed the $100,000 Face Amount. In this example, each dollar of Policy Value above $40,000 will increase the death benefit by $2.50.

For example, a Policy with a Policy Value of:

    - $50,000 will have a Guideline Minimum Death Benefit of $125,000 (e.g., $50,000 X 2.50);

    - $60,000 will produce a Guideline Minimum Death Benefit of $150,000 (e.g., $60,000 X 2.50)

    - $75,000 will produce a Guideline Minimum Death Benefit of $187,500 (e.g., $75,000 X 2.50).

Similarly, if Policy Value exceeds $40,000, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $150,000 to $125,000. However, the death benefit will never be less than the Face Amount of the Policy.

The Guideline Minimum Death Benefit Factor becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than between zero and 40), the applicable percentage would be 185%. The death benefit would be greater than $100,000 Face Amount when the Policy Value exceeds $54,054 (rather than $40,000), and each dollar then added to or taken from Policy Value would change the death benefit by $1.85.

ILLUSTRATION OF DEATH BENEFIT OPTION 2 -- Under Option 2, assume that the Insured is under the age of 40 and that there is no Outstanding Loan. The Face Amount of the Policy is $100,000.

Under Death Benefit Option 2, a Policy with a Face Amount of $100,000 will produce a death benefit of $100,000 plus Policy Value. For example, a Policy with Policy Value of :

    - $10,000 will produce a death benefit of $110,000 (e.g., $100,000 +
      $10,000);

    - $25,000 will produce a death benefit of $125,000 (e.g., $100,000 +
      $25,000);

    - $50,000 will produce a death benefit of $150,000 (e.g., $100,000 +
      $50,000).

However, the Guideline Minimum Death Benefit must be at least 250% of the Policy Value. Therefore, if the Policy Value is greater than $66,667, 250% of the Policy Value will be Guideline Minimum Death Benefit. The Guideline Minimum Death Benefit will be greater than the Face Amount plus Policy Value. In this example, each dollar of Policy Value above $66,667 will increase the death benefit by $2.50. For example, if the Policy Value is:

    - $70,000, the Guideline Minimum Death Benefit will be $175,000 (e.g., $70,000 X 2.50);

    - $80,000, the Guideline Minimum Death Benefit will be $200,000 (e.g., $80,000 X 2.50);

    - $90,000, the Guideline Minimum Death Benefit will be $225,000 (e.g., $90,000 X 2.50).

Similarly, if Policy Value exceeds $66,667, each dollar taken out of Policy Value will reduce the death benefit by $2.50. If, for example, the Policy Value is reduced from $80,000 to $70,000 because of partial withdrawals, charges or negative investment performance, the death benefit will be reduced from $200,000 to $175,000. If, however, the Policy Value TIMES

    - the Guideline Minimum Death Benefit factor is LESS THAN

    - The Face Amount PLUS Policy Value, THEN

    - The death benefit will be the Face Amount PLUS Policy Value.

The Guideline Minimum Death Benefit factor becomes lower as the Insured's age increases. If the Insured's age in the above example were 50, the death benefit must be at least 185% of the Policy Value. The death benefit would be the sum of the Policy Value plus $100,000 unless the Policy Value exceeded $117,647 (rather than $66,667). Each dollar added to or subtracted from the Policy would change the death benefit by $1.85.

ILLUSTRATION OF DEATH BENEFIT OPTION 3 -- In this illustration, assume that the insured is a male, age 35, non-smoker and that there is no Outstanding Loan.

Under Death Benefit Option 3, a Policy with a Face Amount of $100,000 will have a death benefit of $100,000. However, because the death benefit must be equal to or greater than 437% of Policy Value (in policy year 1), if the Policy Value exceeds $22,883 the death benefit will exceed the $100,000 face amount. In this example, each dollar of Policy Value above $22,883 will increase the death benefit by $4.37.

For example, a Policy with a Policy Value of:

    - $50,000 will have a Death Benefit of $218,500 ($50,000 x 4.37);

    - $60,000 will produce a Death Benefit of $262,200 ($60,000 x 4.37);

    - $75,000 will produce a Death Benefit of $327,750 ($75,000 x 4.37).

Similarly, if Policy Value exceeds $22,883, each dollar taken out of Policy Value will reduce the death benefit by $4.37. If, for example, the Policy Value is reduced from $60,000 to $50,000 because of partial withdrawals, charges, or negative investment performance, the death benefit will be reduced from $262,200 to $218,500. If, however, the product of the Policy Value times the applicable percentage is less than the face amount, the death benefit will equal the face amount.

The applicable percentage becomes lower as the Insured's age increases. If the Insured's age in the above example were, for example, 50 (rather than 35), the applicable percentage would be 270% (in policy year 1). The death benefit would not exceed the $100,000 face amount unless the Policy Value exceeded $37,037 (rather than $22,883), and each dollar then added to or taken from Policy Value would change the death benefit by $2.70.

CHANGING BETWEEN DEATH BENEFIT OPTION 1 AND DEATH BENEFIT 2

You may change between Death Benefit Option 1 and Death Benefit Option 2 once each Policy year by written request. (YOU MAY NOT CHANGE BETWEEN DEATH BENEFIT OPTION 3 TO DEATH BENEFIT OPTION 1 OR TO DEATH BENEFIT OPTION 2, OR VICE VERSA). Changing options may require evidence of insurability. The change takes effect on the monthly processing date on or following the date of underwriting approval. We do not impose a charge for changes in death benefit options.

CHANGE FROM DEATH BENEFIT OPTION 1 TO DEATH BENEFIT OPTION 2. If you change Death Benefit Option 1 to Death Benefit Option 2, we will decrease the Face Amount to equal:

    - The death benefit MINUS

    - The Policy Value on the date of the change

The change may not be made if the Face Amount would fall below $50,000. After the change from Death Benefit Option 1 to Death Benefit Option 2, future Monthly Policy Charges may be higher or lower than if no change in option had been made. However, the Insurance Amount will always equal the Face Amount, unless the Guideline Minimum Death Benefit applies.

CHANGE FROM DEATH BENEFIT OPTION 2 TO DEATH BENEFIT OPTION 1. If you change Death Benefit Option 2 to Death Benefit Option 1, we will increase the Face Amount by the Policy Value on the date of the change. The death benefit will be the GREATER of:

    - The new Face Amount or

    - The Guideline Minimum Death Benefit under Death Benefit Option 1

After the change from Death Benefit Option 2 to Death Benefit Option 1, an increase in Policy Value will reduce the Insurance Amount and the Monthly Policy Charge. A decrease in Policy Value will increase the Insurance Amount and the Monthly Policy Charge.

A change in death benefit option may result in total payments exceeding the then current maximum payment limitation under federal tax law. Where total payments would exceed the current maximum payment limits, the excess first will be applied to repay any Outstanding Loans. If there are remaining excess payments, any such excess payments will be returned to you. However, we will accept a payment needed to prevent Policy lapse during a Policy year.

A change from Death Benefit Option 2 to Death Benefit Option 1 within five policy years of the Final Payment Date will terminate a Guaranteed Death Benefit Rider.

GUARANTEED DEATH BENEFIT RIDER (NOT AVAILABLE IN ALL STATES)

An optional Guaranteed Death Benefit Rider is available only at issue of the Policy. The Guaranteed Death benefit Rider is not available if the Policy is issued on the basis of simplified underwriting. If this Rider is in effect, the
Company:

    - guarantees that your Policy will not lapse regardless of the investment performance of the Variable Account and

    - provides a guaranteed Net Death Benefit.

In order to maintain the Guaranteed Death Benefit Rider, certain minimum premium payment tests must be met on each Policy anniversary and within 48 months following the Date of Issue and/or the date of any increase in Face Amount, as described below. In addition, a one-time administrative charge of $25 will be deducted from Policy Value when the Rider is elected. Certain transactions, including policy loans, partial withdrawals, underwriting reclassifications, change in face amount, and change in Death benefit Option, can result in the termination of the Rider. If this Rider is terminated, it cannot be reinstated.

GUARANTEED DEATH BENEFIT TESTS.

While the Guaranteed Death Benefit Rider is in effect, the Policy will not lapse if the following two tests are met:

1. Within 48 months following the Date of Issue of the Policy or of any increase in the Face Amount, the sum of the premiums paid, less any Outstanding Loans, partial withdrawals and partial withdrawal transaction charges, must be greater than the minimum monthly payment multiplied by the number of months which have elapsed since the relevant Date of Issue; and

2.  On each Policy anniversary, (a) must exceed (b), where, since the Date of
    Issue:

    (a) is the sum of your premiums, less any withdrawals, partial withdrawal transaction charges and Outstanding Loans, which is classified as a preferred loan; and

    (b) is the sum of the minimum Guaranteed Death Benefit premiums, as shown on the specifications page of the Policy.

GUARANTEED DEATH BENEFIT.

If the Guaranteed Death Benefit Rider is in effect on the Final Premium Payment Date, a guaranteed Death Benefit will be provided as long as the Rider is in force. The Death Benefit will be the greater of:

    - the Face Amount as of the Final Premium Payment Date; or

    - the Policy Value as of the date due proof of death is received by the Company.

TERMINATION OF THE GUARANTEED DEATH BENEFIT RIDER.

The Guaranteed Death Benefit Rider will end and may not be reinstated on the first to occur of the following:

    - foreclosure of an Outstanding Loan; or

    - the date on which the sum of your payments less withdrawals and loans does not meet or exceed the applicable Guaranteed Death Benefit test (above); or

    - any Policy change that results in a negative guideline level premium;

    - the effective date of a change from Death Benefit Option 2 to Death Benefit Option 1, if such changes occur within 5 policy years of the Final Payment Date; or

    - a request for a partial withdrawal or preferred loan is made after the Final Premium Payment Date.

It is possible that the Policy Value will not be sufficient to keep the Policy in force on the first Monthly Payment Date following the date the Rider terminates.

CHANGE IN FACE AMOUNT

You may increase or decrease the Face Amount by written request. An increase or decrease in the Face Amount takes effect on the LATER of the:

    - The monthly processing date on or next following date of receipt of your written request or

    - The date of approval of your written request, if evidence of insurability is required

INCREASES -- You must submit with your written request for an increase satisfactory evidence of insurability. The consent of the Insured is also required whenever the Face Amount is increased. An increase in Face Amount may not be less than $10,000. You may not increase the Face Amount after the Insured reaches age 80. A written request for an increase must include a payment if the Policy Value less debt is less than the sum of three minimum monthly payments

An increase in the Face Amount will increase the Insurance Amount and, therefore, the Monthly Policy Charges.

After increasing the Face Amount, you will have the right, during a free-look period, to have the increase canceled. See THE POLICY - "Free-Look Period." If you exercise this right, we will credit to your Policy the charges deducted for the increase, unless you request a refund of these charges.

DECREASES -- You may decrease the Face Amount by written request. The minimum amount for a decrease in Face Amount is $10,000. The minimum Face Amount required after a decrease is $50,000. If

    - you have chosen the Guideline Premium Test and the Policy would not comply with the maximum payment limitations under federal tax law; and

    - If you have previously made payments in excess of the amount allowed for the lower Face Amount, then the excess payments will first be used to repay Outstanding Loans, if any. If there are any remaining excess payments, we will pay any such excess to you. A return of Policy Value may result in tax liability to you.

A decrease in the Face Amount will lower the insurance protection amount and, therefore, the Monthly Policy Charge. In computing the Monthly Policy Charge, a decrease in the Face Amount will reduce the Face Amount in the following order:

    - the Face Amount provided by the most recent increase;

    - the next most recent increases successively; and

    - the initial Face Amount.

POLICY VALUE

The Policy Value is the total value of your Policy. It is the SUM of:

    - Your accumulation in the Fixed Account PLUS

    - The value of your units in the sub-accounts There is no guaranteed minimum Policy Value. Policy Value on any date depends on variables that cannot be predetermined.

Your Policy Value is affected by the:

    - Frequency and amount of your payments

    - Interest credited in the Fixed Account

    - Investment performance of your sub-accounts

    - Partial withdrawals

    - Loans, loan repayments and loan interest paid or credited

    - Charges and deductions under the Policy

    - Death Benefit Option

COMPUTING POLICY VALUE -- We compute the Policy Value on the Date of Issue and on each Valuation Date. On the Date of Issue, the Policy Value is:

    - Accumulations in the Fixed Account, MINUS

    - The Monthly Deductions due

On each Valuation Date after the Date of Issue, the Policy Value is the SUM of:

    - Accumulations in the Fixed Account PLUS

    - The SUM of the PRODUCTS of:

       - The number of units in each sub-account TIMES

       - The value of a unit in each sub-account on the Valuation Date

THE UNIT -- We allocate each payment to the sub-accounts you selected. We credit allocations to the sub-accounts as units. Units are credited separately for each sub-account.

The number of units of each sub-account credited to the Policy is the QUOTIENT of:

    - That part of the payment allocated to the sub-account DIVIDED BY

    - The dollar value of a unit on the Valuation Date the payment is received at our Principal Office.

The number of units will remain fixed unless changed by a split of unit value, transfer, partial withdrawal or surrender. Also, each deduction of charges from a sub-account will result in cancellation of units equal in value to the amount deducted.

The dollar value of a unit of a sub-account varies from Valuation Date to Valuation Date based on the investment experience of that sub-account. This investment experience reflects the investment performance, expenses and charges of the fund in which the sub-account invests. The value of each unit was set at $1.00 on the first Valuation Date of each sub-account. The value of a unit on any Valuation Date is the PRODUCT of:

    - The dollar value of the unit on the preceding Valuation Date TIMES

    - The net investment factor

NET INVESTMENT FACTOR -- The net investment factor measures the investment performance of a sub-account during the valuation period just ended. The net investment factor for each sub-account is 1.0000 PLUS the QUOTIENT of:

    - The investment income of that sub-account for the valuation period, adjusted for realized and unrealized capital gains and losses and for taxes during the valuation period, DIVIDED BY

    - The value of that sub-account's assets at the beginning of the valuation period

The net investment factor may be greater or less than one.

PAYMENT OPTIONS

On written request, the Surrender Value or all or part of any payable Net Death Benefit may be paid under one or more payment options then offered by the Company. These payment options also are available at the Final Payment Date or if the Policy is surrendered. If no election is made, we will pay the Net Death Benefit in a single sum. A certificate will be provided to the payee describing the payment option selected.

The amount applied under any one option for any one payee must be at least $5,000. The periodic payment for any one payee must be at least $50. Subject to the Policy Owner and beneficiary provisions, any option selection may be changed before the Net Death Benefit becomes payable. If you make no selection, the beneficiary may select an option when the Net Death Benefit becomes payable.

The amounts payable under a payment option are paid from the General Account. These amounts are not based on the investment experience of the Variable Account.

OPTIONAL INSURANCE BENEFITS

You may add optional insurance benefits to the Policy by Rider, as described in APPENDIX B -- OPTIONAL INSURANCE BENEFITS. The cost of certain optional insurance benefits becomes part of the Monthly Deduction.

SURRENDER

You may surrender the Policy and receive its Surrender Value. The Surrender Value is:

    - The Policy Value MINUS

    - Any Outstanding Loan.

We will compute the Surrender Value on the Valuation Date on which we receive the Policy with a written request for surrender.

The Surrender Value may be paid in a lump sum or under a payment option then offered by us. We will normally pay the Surrender Value within seven days following our receipt of written request. We may delay benefit payments under the circumstances described in OTHER POLICY PROVISIONS -- "Delay of Payments."

For important tax consequences of surrender, see FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL

After the first Policy year, you may withdraw part of the Surrender Value of your Policy on written request. Your written request must state the dollar amount you wish to receive. You may allocate the amount withdrawn among the sub-accounts and the Fixed Account. If you do not provide allocation instructions, we will make a pro-rata allocation. Each partial withdrawal must be at least $500. Under both Level Death Benefit Options, the Face Amount is reduced by the partial withdrawal. We will not allow a partial withdrawal if it would reduce Death Benefit Option 1 and 3 Face Amount below $40,000.

On a partial withdrawal from a sub-account, we will cancel the number of units equal in value to the amount withdrawn. The amount withdrawn will be the amount you requested plus the partial withdrawal transaction charge. See CHARGES AND DEDUCTIONS -- "Partial Withdrawal Transaction Charge." We will normally pay the partial withdrawal within seven days following our receipt of written request. We may delay payment as described in OTHER POLICY PROVISIONS -- "Delay of Payments."

For important tax consequences of partial withdrawals, see FEDERAL TAX CONSIDERATIONS.

                             CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate the Company for:

    - Administering the Policy

    - Providing the insurance benefits set forth in the Policy and any optional insurance benefits added by Rider

    - Payment of any applicable taxes

    - Assuming certain risks in connection with the Policy

    - Incurring expenses in distributing the Policy

MONTHLY CHARGES (THE MONTHLY DEDUCTION)

On each monthly processing date, we will deduct certain monthly charges (the "Monthly Deduction") from Policy Value. You may allocate the Monthly Deduction to any number of sub-accounts. If you make no allocation, we will make a pro-rata allocation. If the sub-accounts you chose do not have sufficient funds to cover the Monthly Deduction, we will make a pro-rata allocation.

The Monthly Deduction is comprised of the following:

    - MONTHLY POLICY CHARGE -- The Monthly Policy Charge will be charged on each monthly processing date until the Final Payment Date. The primary purpose of the Monthly Policy Charge is to compensate us for providing life insurance coverage for the Insured. In addition, a portion of this charge compensates us for administrative, tax, and distribution expenses. The Monthly Policy Charge is equal to a current rate per $1,000 times the Insurance Amount (the "Monthly Policy Charge rate"). The current Monthly Policy Charge rates are based on our expectations as to future mortality experience. Any change in the current Monthly Policy Charge rates will apply to all Insureds of the same age, sex and underwriting class whose Policies have been in force for the same period.

The current Monthly Policy Charge rate may vary based on:

    - Sex of the Insured (male, female, or blended unisex)

    - Issue age and underwriting class of the Insured

    - Issue date of the Policy or effective date of an increase or date of any Rider.

For the initial Face Amount, the Monthly Policy Charge rate is based on the issue age of the Insured and the Policy year. For an increase in Face Amount or for a Rider, the Monthly Policy Charge rate is based on the age of the Insured as of the effective date of the increase or Rider and the years since then. Our Monthly Policy Charge rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

The underwriting class of an Insured will affect the Monthly Policy Charge rates. We currently place Insureds into standard underwriting classes, non-standard underwriting classes, and simplified underwriting classes. The underwriting classes are also divided into two categories: smokers and non-smokers. We compute the Monthly Policy Charge separately for the initial Face Amount and for any increase in Face Amount. However, if the Insured's underwriting class improves on an increase, the current Monthly Policy Charge rates for the better class will apply to the total Face Amount.

The current rates for the Monthly Policy Charge will not be greater than the guaranteed rates set forth in the Policy, which in turn will never exceed the Commissioners 1980 Standard Ordinary Mortality Tables (Mortality Table B for unisex Policies) and the Insured's sex and age. The Tables used for this purpose set forth different mortality estimates for males and females. See APPENDIX C -- GUARANTEED MONTHLY INSURANCE CHARGE RATES.

We deduct the Monthly Policy Charge on each monthly processing date starting with the Date of Issue, but do not deduct the Monthly Policy Charge after the Final Payment Date.

    - MONTHLY MORTALITY AND EXPENSE RISK CHARGE -- This monthly charge is currently equal to (and is guaranteed not to exceed) 1/12 of 0.75% of the Policy Value in each sub-account for the first 10 Policy years, 1/12 of 0.50% for Policy Years 11 through 20, and 0.25% for Policy years 21 and later. The charge is based on the Policy Value in the sub-accounts as of the prior Monthly Processing Date. The charge will continue to be assessed after the Final Payment Date.

This charge compensates us for assuming mortality and expense risks for variable interests in the Policies. The mortality risk we assume is that Insureds may live for a shorter time than anticipated. If this happens, we will pay more Net Death Benefits than anticipated. The expense risk we assume is that the expenses incurred in issuing and administering the Policies will exceed those compensated by the administrative charges in the Policies. If the charge for mortality and expense risks is not sufficient to cover mortality experience and expenses, we will absorb the losses. If the charge turns out to be higher than mortality and expense risk expenses, the difference will be a profit to us. If the charge provides us with a profit, the profit will be available for our use to pay distribution, sales and other expenses.

    - Monthly Rider Charges -- Rider Charges will vary depending upon the riders selected, and by the sex, underwriting classification of the Insured.

COMPUTING MONTHLY POLICY CHARGES

Monthly Policy Charges can vary depending upon the Death Benefit Option you select. Monthly Policy Charges will also be different for the initial Face Amount, any increases in Face Amount, and for that part of the death benefit subject to the Guideline Minimum Death Benefit.

DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 3

INITIAL FACE AMOUNT. -- For the initial Face Amount under Death Benefit Option 1 and Death Benefit Option 3, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate TIMES

    - the DIFFERENCE between

       - the initial Face Amount AND

       - the Policy Value (MINUS any Rider charges) at the beginning of the Policy month.

Under Death Benefit Option 1 and Death Benefit Option 3, the Monthly Policy Charge decreases as the Policy Value increases (if the Guideline Minimum Death Benefit is not in effect).

INCREASES IN FACE AMOUNT. -- For each increase in Face Amount under Death Benefit Option 1 or Death Benefit Option 3, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the increase TIMES

    - the DIFFERENCE between

       - the increase in Face Amount AND

       - any Policy Value (MINUS any Rider charges) IN EXCESS OF than the initial Face Amount at the beginning of the Policy month and not allocated to a prior increase.

GUIDELINE MINIMUM DEATH BENEFIT. -- If the Guideline Minimum Death Benefit is in effect, we will compute a Monthly Policy Charge for that part of the death benefit subject to the Guideline Minimum Death Benefit that exceeds the current death benefit not subject to the Guideline Minimum Death Benefit. Under Death Benefit Option 1 or Death Benefit Option 3, this Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the initial Face Amount TIMES

    - the DIFFERENCE between

       - the Guideline Minimum Death Benefit AND

       - the GREATER of the Face Amount OR the Policy Value.

We will adjust the Monthly Policy Charge for any decreases in Face Amount. See THE POLICY -- "CHANGE IN FACE AMOUNT: DECREASES."

DEATH BENEFIT OPTION 2

INITIAL FACE AMOUNT. -- For the initial Face Amount under Death Benefit Option 2, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate TIMES

    - the initial Face Amount.

INCREASES IN FACE AMOUNT. -- For each increase in Face Amount under Death Benefit Option 2, the Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the increase TIMES

    - the increase in Face Amount.

GUIDELINE MINIMUM DEATH BENEFIT. -- If the Guideline Minimum Death Benefit is in effect, we will compute a Monthly Policy Charge for that part of the death benefit subject to the Guideline Minimum Death Benefit that exceeds the current death benefit not subject to the Guideline Minimum Death Benefit. Under Death Benefit Option 2, this Monthly Policy Charge is the PRODUCT of:

    - the current Monthly Policy Charge rate for the initial Face Amount TIMES

    - the DIFFERENCE between

       - the Guideline Minimum Death Benefit AND

       - the Face Amount PLUS the Policy Value.

We will adjust the Monthly Policy Charge for any decreases in Face Amount. See THE POLICY -- "CHANGE IN FACE AMOUNT: DECREASES."

FUND EXPENSES

The value of the units of the sub-accounts will reflect the investment advisory fee and other expenses of the funds whose shares the sub-accounts purchase. The Prospectus and Statement of Additional Information of the Evergreen Variable Annuity Trust contain more information concerning the fees and expenses.

No charges are currently made against the sub-accounts for federal or state income taxes. Should income taxes be imposed, we may make deductions from the sub-accounts to pay the taxes. See FEDERAL TAX CONSIDERATIONS.

PARTIAL WITHDRAWAL TRANSACTION CHARGE

For each partial withdrawal, we deduct a transaction fee of 2% of the amount withdrawn, not to exceed $25. This fee is intended to reimburse us for the cost of processing the withdrawal. The transaction fee applies to all partial withdrawals.

TRANSFER CHARGES

Currently, the first 12 transfers in a Policy year are free. We reserve the right to limit the number of free transfers in a Policy year to six. After that, we will deduct a $10 transfer charge from amounts transferred in that Policy year. We reserve the right to increase the charge, but it will never exceed $25. This charge reimburses us for the administrative costs of processing the transfer.

Each of the following transfers of Policy Value from the sub-accounts to the Fixed Account is free and does not count as one of the 12 free transfers in a Policy year:

    - A conversion within the first 24 months from Date of Issue or increase

    - A transfer to the Fixed Account to secure a loan

    - A reallocation of Policy Value within 20 days of the Date of Issue

    - Dollar-Cost Averaging Option and Automatic Rebalancing Option

OTHER ADMINISTRATIVE CHARGES

We reserve the right to charge for other administrative costs we incur. While there are no current charges for these costs, we may impose a charge for:

    - Changing payment allocation instructions

    - Changing the allocation of Monthly Policy Charges among the various sub-accounts and the Fixed Account

    - Providing a projection of values

We do not currently charge for these costs. Any future charge is guaranteed not to exceed $25 per transaction.

                                  POLICY LOANS

You may borrow money secured by your Policy Value at any time. There is no minimum loan amount. The total amount you may borrow, including any Outstanding Loan, is the loan value. The loan value is 90% of the Policy Value.

We will usually pay the loan within seven days after we receive the written request. We may delay the payment of loans as stated in OTHER POLICY PROVISIONS -- "Delay of Payments."

We will allocate the loan among the sub-accounts and the Fixed Account according to your instructions. If you do not make an allocation, we will make a pro-rata allocation. We will transfer Policy Value in each sub-account equal to the Policy loan to the Fixed Account. We will not count this transfer as a transfer subject to the transfer charge.

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual interest rate charged by the Company is 4.80%. The current annual rate of interest charged on loans may change, but is guaranteed not to exceed 6.00%.

PREFERRED LOAN OPTION

The preferred loan option is automatically available to you, unless you request otherwise. You may change a preferred loan to a non-preferred loan at any time upon written request. A request for a preferred loan after the Final Payment Date will terminate the optional Guaranteed Death Benefit Rider. Any part of the Outstanding Loan that represents earnings under the Policy may be treated as a preferred loan. There is some uncertainty as to the tax treatment of a preferred loan, which may be treated as a taxable withdrawal from the Policy. You should consult a qualified tax adviser (and see FEDERAL TAX CONSIDERATIONS).

Policy Value equal to the Outstanding Loan will earn monthly interest in the Fixed Account at an annual rate of at least 4.0%. NO OTHER INTEREST WILL BE CREDITED. The loan interest rate charged by the Company accrues daily. The current annual loan interest rate charged by the Company for Preferred Loans is 4.00%. The current annual rate of interest charged on preferred loans may change, but is guaranteed not to exceed 4.50%.

REPAYMENT OF OUTSTANDING LOAN

You may pay any loans before Policy lapse. We will allocate that part of the Policy Value in the Fixed Account that secured a repaid loan to the sub-accounts and Fixed Account according to your instructions. If you do not make a repayment allocation, we will allocate Policy Value according to your most recent payment allocation instructions. However, loan repayments allocated to the Variable Account cannot exceed Policy Value previously transferred from the Variable Account to secure the Outstanding Loan.

If the Outstanding Loan exceeds the next monthly deduction, the Policy will terminate. We will mail a notice of termination to the last known address of you and any assignee. If you do not make sufficient payment within 62 days after this notice is mailed, the Policy will terminate with no value. See POLICY TERMINATION AND REINSTATEMENT. The foreclosure of an Outstanding Loan will terminate the optional Guaranteed Death Benefit Rider.

EFFECT OF POLICY LOANS

Policy loans will permanently affect the Policy Value and Surrender Value, and may permanently affect the death benefit. The effect could be favorable or unfavorable, depending on whether the investment performance of the sub-accounts is less than or greater than the interest credited to the Policy Value in the Fixed Account that secures the loan.

We will deduct any Outstanding Loan from the proceeds payable when the Insured dies or from surrender.

                      POLICY TERMINATION AND REINSTATEMENT

TERMINATION

Unless the Guaranteed Death Benefit Rider is in effect, the Policy will terminate if:

    - Policy Value is insufficient to cover the next Monthly Deduction plus loan interest accrued OR

    - Outstanding Loans exceed the Policy Value

If one of these situations occurs, the Policy will be in default. You will then have a grace period of 62 days, measured from the date of default, to pay a premium sufficient to prevent termination. On the date of default, we will send a notice to you and to any assignee of record. The notice will state the premium due and the date by which it must be paid.

Failure to pay a sufficient premium within the grace period will result in Policy termination. If the Insured dies during the grace period, we will deduct from the Net Death Benefit any monthly charges due and unpaid through the Policy month in which the Insured dies and any other overdue charge.

During the first 48 Policy months following the Date of Issue or an increase in the Face Amount, a guarantee may apply to prevent the Policy from terminating because of insufficient Policy Value. This guarantee applies if, during this period, you pay premiums that, when reduced by partial withdrawals and partial withdrawal transaction charges, equal or exceed specified minimum monthly payments. The specified minimum monthly payments are based on the number of months the Policy, increase in Face Amount or policy change that causes a change in the minimum monthly payment has been in force. A policy change that causes a change in the minimum monthly payment is a change in the Face Amount, underwriting reclassifications, or the addition or deletion of a Rider. Except for the first 48 months after the Date of Issue or the effective date of an increase, payments equal to the minimum monthly payment do not guarantee that the Policy will remain in force.

If the optional Guaranteed Death Benefit Rider is in effect, the Policy will not lapse regardless of the investment performance of the Variable Account. See "Guaranteed Death Benefit Rider."

REINSTATEMENT

A terminated Policy may be reinstated within three years of the date of default and before the Final Payment Date. The reinstatement takes effect on the monthly processing date following the date you submit to us:

    - Written application for reinstatement

    - Evidence of insurability showing that the Insured is insurable according to our underwriting rules and

    - A payment that, after the deduction of the payment expense charge, is large enough to cover the minimum amount payable

Policies which have been surrendered may not be reinstated.

MINIMUM AMOUNT PAYABLE -- If reinstatement is requested when less than 48 Monthly Deductions have been paid since the Date of Issue or increase in the Face Amount, you must pay for the lesser of three minimum monthly premiums and three Monthly Deductions.

If you request reinstatement more than 48 Monthly Processing Dates from the Date of Issue or increase in the Face Amount, you must pay three Monthly Deductions.

POLICY VALUE ON REINSTATEMENT -- The Policy Value on the date of reinstatement is:

    - The payment made to reinstate the Policy and interest earned from the date the payment was received at our Principal Office PLUS

    - The Policy Value less any Outstanding Loan on the date of default MINUS

    - The Monthly Deductions due on the date of reinstatement

You may reinstate any Outstanding Loan.

                            OTHER POLICY PROVISIONS

POLICY OWNER

The Policy Owner is the Insured unless another Policy owner has been named in the application or enrollment form. As Policy owner, you are entitled to exercise all rights under your Policy while the Insured is alive, with the consent of any irrevocable beneficiary. The consent of the Insured is required whenever the Face Amount is increased.

BENEFICIARY

The beneficiary is the person or persons to whom the Net Death Benefit is payable on the Insured's death. Unless otherwise stated in the Policy, the beneficiary has no rights in the Policy before the Insured dies. While the Insured is alive, you may change the beneficiary, unless you have declared the beneficiary to be irrevocable. If no beneficiary is alive when the Insured dies, the Policy owner (or the Policy owner's estate) will be the beneficiary. If more than one beneficiary is alive when the Insured dies, we will pay each beneficiary in equal shares, unless you have chosen otherwise. Where there is more than one beneficiary, the interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries proportionally.

ASSIGNMENT

You may assign a Policy as collateral or make an absolute assignment. All Policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in payment allocations, make transfers or to exercise other rights under the Policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Principal Office. When recorded, the assignment will take effect on the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment is recorded. We are not responsible for determining the validity of any assignment or release.

THE FOLLOWING POLICY PROVISIONS MAY VARY BY STATE.

LIMIT ON RIGHT TO CHALLENGE POLICY

We cannot challenge the validity of your Policy if the Insured was alive after the Policy had been in force for two years from the Date of Issue. Also, we cannot challenge the validity of any increase in the Face Amount if the Insured was alive after the increase was in force for two years from the effective date of the increase.

SUICIDE

The Net Death Benefit will not be paid if the Insured commits suicide, while sane or insane, within two years from the Date of Issue. Instead, we will pay the beneficiary all payments made for the Policy, without interest, less any Outstanding Loan and partial withdrawals. If the Insured commits suicide, while sane or insane, within two years from any increase in Face Amount, we will not recognize the increase. We will pay to the beneficiary the Monthly Policy Charges paid for the increase.

MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex is not correctly stated in the Policy application or enrollment form, we will adjust benefits under the Policy to reflect the correct age and sex. The adjusted benefit will be the benefit that the most recent Monthly Policy Charge would have purchased for the correct age and sex. We will not reduce the death benefit to less than the Guideline Minimum Death Benefit. For a unisex Policy, there is no adjusted benefit for misstatement of sex.

DELAY OF PAYMENTS

Amounts payable from the Variable Account for surrender, partial withdrawals, Net Death Benefit, Policy loans and transfers may be postponed whenever:

    - The New York Stock Exchange is closed other than customary weekend and holiday closings

    - The SEC restricts trading on the New York Stock Exchange

    - The SEC determines an emergency exists, so that disposal of securities is not reasonably practicable or it is not reasonably practicable to compute the value of the Variable Account's net assets

We may delay paying any amounts derived from payments you made by check until the check has cleared your bank.

We reserve the right to defer amounts payable from the Fixed Account. This delay may not exceed six months.

                           FEDERAL TAX CONSIDERATIONS

The following summary of federal tax considerations is based on our understanding of the present federal income tax laws as they are currently interpreted. Legislation may be proposed which, if passed, could adversely and possibly retroactively affect the taxation of the Policies. This summary is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. We do not address tax provisions that may apply if the Policy owner is a corporation or the trustee of an employee benefit plan. You should consult a qualified tax adviser to apply the law to your circumstances.

THE COMPANY AND THE VARIABLE ACCOUNT

The Company is taxed as a life insurance company under Subchapter L of the Code. We file a consolidated tax return with our parent and affiliates. We do not currently charge for any income tax on the earnings or realized capital gains in the Variable Account. We do not currently charge for federal income taxes respecting the Variable Account. A charge may apply in the future for any federal income taxes we incur. The charge may become necessary, for example, if there is a change in our tax status. Any charge would be designed to cover the federal income taxes on the investment results of the Variable Account.

Under current laws, the Company may incur state and local taxes besides premium taxes. These taxes are not currently significant. If there is a material change in these taxes affecting the Variable Account, we may charge for taxes paid or for tax reserves.

TAXATION OF THE POLICIES

We believe that the Policies described in this Prospectus are life insurance contracts under Section 7702 of the Code. Section 7702 affects the taxation of life insurance contracts and places limits on the relationship of the Policy Value to the death benefit. So long as the Policies are life insurance contracts, the Net Death Benefits of the Policies are excludable from the gross income of the beneficiaries. Also, any increase in Policy Value is not taxable until received by you or your designee (but see "Modified Endowment Policies").

Federal tax law requires that the investment of each sub-account funding the Policies be adequately diversified according to Treasury regulations. Although we do not have control over the investments of the funds, we believe that the funds currently meet the Treasury's diversification requirements. We will monitor continued compliance with these requirements.

The Treasury Department has announced that previous regulations on diversification do not provide guidance concerning the extent to which Policy owners may direct their investments to divisions of a separate investment account. Regulations may provide guidance in the future. The Policies or our administrative rules may be modified as necessary to prevent a Policy owner from being considered the owner of the assets of the Variable Account.

A surrender, partial withdrawal, change in Death Benefit Option, change in the Face Amount, lapse with Policy loan outstanding, or assignment of the Policy may have tax consequences. Within the first fifteen Policy years, a distribution of cash required under Section 7702 of the Code because of a reduction of benefits under the Policy will be taxed to the Policy owner as ordinary income respecting any investment earnings. Federal, state and local income, estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Insured, policy owner or beneficiary.

POLICY LOANS

We believe that non-preferred loans received under the Policy will be treated as an indebtedness of the Policy Owner for federal income tax purposes. Under current law, these loans will not constitute income for the Policy Owner while the Policy is in force (but see "Modified Endowment Policies"). There is a risk, however, that a preferred loan may be characterized by the Internal Revenue Service ("IRS") as a withdrawal and taxed accordingly. At the present time, the IRS has not issued any guidance on whether loans with the attributes of a preferred loan should be treated differently than a non-preferred loan. This lack of specific guidance makes the tax treatment of preferred loans uncertain. In the event IRS guidelines are issued in the future, you may convert your preferred loan to a non-preferred loan. However, it is possible that, notwithstanding the conversion, some or all of the loan could be treated as a taxable withdrawal from the Policy.

Section 264 of the Code restricts the deduction of interest on Policy loans. Consumer interest paid on Policy loans under an individually owned Policy is not tax deductible. Generally, no tax deduction for interest is allowed on Policy loans, if the Insured is an officer or employee of, or is financially interested in, any business carried on by the taxpayer. There is an exception to this rule which permits a deduction for interest on loans up to $50,000 related to business-owned policies covering officers or 20-percent owners, up to a maximum equal to the greater of (1) five individuals or (2) the lesser of (a) 5% of the total number of officers and employees of the corporation or (b) 20 individuals.

MODIFIED ENDOWMENT POLICIES

The Technical and Miscellaneous Revenue Act of 1988 ("1988 Act") adversely affects the tax treatment of distributions under so-called "modified endowment contracts." Under the 1988 Act, a Policy may be considered a "modified endowment contract" if total payments during the first seven Policy years (or within seven years of a material change in the Policy) EXCEED the total net level payments payable had the Policy provided for paid-up future benefits after making seven level annual payments. In addition, if benefits are reduced at anytime during the life of the Policy, there may be adverse tax consequences. PLEASE CONSULT YOUR TAX ADVISER.

If the Policy is considered a modified endowment contract, distributions (including Policy loans, partial withdrawals, surrenders and assignments) will be taxed on an "income-first" basis and includible in gross income to the extent that the Surrender Value exceeds the policy owner's investment in the Policy. Any other amounts will be treated as a return of capital up to the Policy Owner's basis in the Policy. A 10% additional tax is imposed on that part of any distribution that is includible in income, unless the distribution is:

    - Made after the taxpayer becomes disabled,

    - Made after the taxpayer attains age 59 1/2, or

    - Part of a series of substantially equal periodic payments for the taxpayer's life or life expectancy or joint life expectancies of the taxpayer and beneficiary.

All modified endowment contracts issued by the same insurance company to the same policy owner during any calendar year will be treated as a single modified endowment contract in computing taxable distributions.

Currently, we review each Policy when payments are received to determine if the payment will render the Policy a modified endowment contract. If a payment would so render the Policy, we will notify you of the option of requesting a refund of the excess payment. The refund process must be completed within 60 days after the Policy anniversary or the Policy will be permanently classified as a modified endowment contract.

                                 VOTING RIGHTS

Where the law requires, we will vote fund shares that each sub-account holds according to instructions received from Policy Owners with Policy Value in the sub-account. If, under the 1940 Act or its rules, we may vote shares in our own right, whether or not the shares relate to the Policies, we reserve the right to do so.

We will provide each person having a voting interest in a fund with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Variable Account that does not relate to the Policies.

We will compute the number of votes that a Policy owner has the right to instruct on the record date established for the fund. This number is the quotient of:

    - Each Policy Owner's Policy Value in the sub-account divided by

    - The net asset value of one share in the fund in which the assets of the sub-account are invested

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that Fund shares be voted so as
(1) to cause to change in the sub-classification or investment objective of one or more of the Funds, or (2) to approve or disapprove an investment advisory contract for the Funds. In addition, we may disregard voting instructions that are in favor of any change in the investment policies or in any investment adviser or principal underwriter if the change has been initiated by Contract Owners or the Trustees. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise is inappropriate in light of the objectives and purposes of the Funds. In the event we do disregard voting instructions, a summary of and the reasons for that action will be included in the next periodic report to Contract Owners.

                DIRECTORS AND PRINCIPAL OFFICERS OF THE COMPANY

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------

Bruce C. Anderson                     Director (since 1996), Vice President (since 1984)
  Director                            and Assistant Secretary (since 1992) of First
                                      Allmerica

Mary Eldridge                         Secretary (since 1999) of First Allmerica; Secretary
  Secretary                           (since 1999) of Allmerica Investments, Inc.; and
                                      Secretary (since 1999) of Allmerica Financial
                                      Investment Management Services, Inc., Attorney with
                                      First Allmerica (since 1998), Employee of First
                                      Allmerica (since 1992)

Warren E. Barnes                      Vice President (since 1996) and Corporate Controller
  Vice President and Corporate        (since 1998) of First Allmerica
  Controller

Robert E. Bruce                       Director and Chief Information Officer (since 1997)
  Director and Chief Information      and Vice President (since 1995) of First Allmerica;
  Officer                             and Corporate Manager (1979 to 1995) of Digital
                                      Equipment Corporation

John P. Kavanaugh                     Director and Chief Investment Officer (since 1996)
  Director, Vice President and Chief  and Vice President (since 1991) of First Allmerica;
  Investment Officer                  and Vice President (since 1998) of Allmerica
                                      Financial Investment Management Services, Inc.

John F. Kelly                         Director (since 1996), Senior Vice President (since
  Director, Vice President and        1986), General Counsel (since 1981) and Assistant
  General                             Secretary (since 1991) of First Allmerica; Director
  Counsel                             (since 1985) of Allmerica Investments, Inc.; and
                                      Director (since 1990) of Allmerica Financial
                                      Investment Management Services, Inc.

J. Barry May                          Director (since 1996) of First Allmerica; Director
  Director                            and President (since 1996) of The Hanover Insurance
                                      Company; and Vice President (1993 to 1996) of The
                                      Hanover Insurance Company

James R. McAuliffe                    Director (since 1996) of First Allmerica; Director
  Director                            (since 1992), President (since 1994) and Chief
                                      Executive Officer (since 1996) of Citizens Insurance
                                      Company of America

John F. O'Brien                       Director, President and Chief Executive Officer
  Director and Chairman of the Board  (since 1989) of First Allmerica; Director (since
                                      1989) of Allmerica Investments, Inc.; and Director
                                      and Chairman of the Board (since 1990) of Allmerica
                                      Financial Investment Management Services, Inc.

Edward J. Parry, III                  Director and Chief Financial Officer (since 1996) and
  Director, Vice President, Chief     Vice President and Treasurer (since 1993) of First
  Financial Officer and Treasurer     Allmerica; Treasurer (since 1993) of Allmerica
                                      Investments, Inc.; and Treasurer (since 1993) of
                                      Allmerica Financial Investment Management
                                      Services, Inc.

Richard M. Reilly                     Director (since 1996) and Vice President (since 1990)
  Director, President and Chief       of First Allmerica; Director (since 1990) of
  Executive Officer                   Allmerica Investments, Inc.; and Director and
                                      President (since 1998) of Allmerica Financial
                                      Investment Management Services, Inc.

NAME AND POSITION WITH COMPANY           PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
------------------------------           ----------------------------------------------

Robert P. Restrepo, Jr.               Director and Vice President (since 1998) of First
  Director                            Allmerica; Chief Executive Officer (1996 to 1998) of
                                      Travelers Property & Casualty; Senior Vice President
                                      (1993 to 1996) of Aetna Life & Casualty Company

Eric A. Simonsen                      Director (since 1996) and Vice President (since 1990)
  Director and Vice President         of First Allmerica; Director (since 1991) of
                                      Allmerica Investments, Inc.; and Director (since
                                      1991) of Allmerica Financial Investment Management
                                      Services, Inc.

                                  DISTRIBUTION

Allmerica Investments, Inc., an indirect wholly owned subsidiary of First Allmerica, acts as the principal underwriter and general distributor of the Policies. Allmerica Investments, Inc. is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Broker-dealers sell the Policies through their registered representatives who are appointed by us.

Broker-dealers who sell the Policy receive commissions based on a commission schedule. Commissions will not exceed 8.50% for payments in Years 1-4, 4.5% in Years 5-10, and 2% thereafter. To the extent permitted by NASD rules, overrides and promotional incentives or payments based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

Commissions paid on the Policies, including other incentives or payments, are not charged to Policy Owners or to the Variable Account.

                                    REPORTS

We will maintain the records for the Variable Account. We will promptly send you statements of transactions under your Policy, including:

    - Payments

    - Changes in Face Amount

    - Changes in death benefit option

    - Transfers among Sub-Accounts and the Fixed Account

    - Partial withdrawals

    - Increases in loan amount or loan repayments

    - Lapse or termination for any reason

    - Reinstatement

We will send an annual statement to you that will summarize all of the above transactions and deductions of charges during the Policy year. It will also set forth the status of the death benefit, Policy Value, Surrender Value, amounts in the Sub-Accounts and Fixed Account, and any Policy loans. We will send you reports containing financial statements and other information for the Variable Account and the Evergreen Variable Annuity Trust.

                               LEGAL PROCEEDINGS

There are no pending legal proceedings involving the Variable Account or its assets. The Company and Allmerica Investments, Inc. are not involved in any litigation that is materially important to their total assets.

               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the Sub-Accounts. We may redeem the shares of a Fund and substitute shares of another registered open-end management company, if:

    - The shares of the fund are no longer available for investment or

    - In our judgment further investment in the Fund would be improper based on the purposes of the Variable Account or the affected Sub-Account

Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Policy Owners and prior approval of the SEC and state insurance authorities. The Variable Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Policy Owner's request.

We reserve the right to establish additional sub-accounts funded by a new fund or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

Shares of the Underlying Funds are issued to other separate accounts of the Company and its affiliates that fund variable annuity contracts ("mixed funding") and are also issued to other unaffiliated insurance companies ("shared funding"). It is conceivable that in the future such mixed funding or shared funding may be disadvantageous for variable life Policy Owners or variable annuity Policy Owners. The Company and the Evergreen Variable Annuity Trust do not believe that mixed funding is currently disadvantageous to either variable life insurance Policy Owners or variable annuity Policy Owners. The Company and the Trustees will monitor events to identify any material conflicts among Policy Owners because of mixed and shared funding. If the Trustees conclude that separate funds should be established for variable life and variable annuity separate accounts, we will bear the expenses.

We may change the Policy to reflect a substitution or other change and will notify Policy Owners of the change. Subject to any approvals the law may require, the Variable Account or any sub-accounts may be:

    - Operated as a management company under the 1940 Act

    - Deregistered under the 1940 Act if registration is no longer required

    - Combined with other sub-accounts or our other separate accounts

                              FURTHER INFORMATION

We have filed a 1933 Act registration statement for this offering with the SEC. Under SEC rules and regulations, we have omitted from this Prospectus part of the registration statement and amendments. Statements contained in this Prospectus are summaries of the Policy and other legal documents. The complete documents and omitted information may be obtained from the SEC's Principal Office in Washington, D.C., on payment of the SEC's prescribed fees.

                    MORE INFORMATION ABOUT THE FIXED ACCOUNT

This Prospectus serves as a disclosure document only for the aspects of the Policy relating to the Variable Account. For complete details on the Fixed Account, read the Policy itself. The Fixed Account and other interests in the general account are not regulated under the 1933 Act or the 1940 Act because of exemption and exclusionary provisions. The 1933 Act provisions on the accuracy and completeness of statements made in prospectuses may apply to information on the fixed part of the Policy and the Fixed Account. The SEC has not reviewed the disclosures in this section of the Prospectus.

GENERAL DESCRIPTION

You may allocate part or all of your payments to accumulate at a fixed rate of interest in the Fixed Account. The Fixed Account is a part of our general account. The general account is made up of all of our general assets other than those allocated to any separate account. Allocations to the Fixed Account become part of our general account assets and are used to support insurance and annuity obligations.

FIXED ACCOUNT INTEREST

We guarantee amounts allocated to the Fixed Account as to principal and a minimum rate of interest. The minimum interest we will credit on amounts allocated to the Fixed Account is 4.0% compounded annually. "Excess interest" may or may not be credited at our sole discretion. We will guarantee initial rates on amounts allocated to the Fixed Account, either as payments or transfers, to the next Policy anniversary. At each Policy anniversary, we will credit the then current interest rate to money remaining in the Fixed Account. We will guarantee this rate for one year. Thus, if a payment has been allocated to the Fixed Account for less than one Policy year, the interest rate credited to such payment may be greater or less than the interest rate credited to payments that have been allocated to the Policy for more than one Policy year.

Policy loans may also be made from the Policy Value in the Fixed Account. We will credit that part of the Policy Value that is equal to any Outstanding Loan with interest at an effective annual yield of at least 4.0%.

We may delay transfers, surrenders, partial withdrawals, Net Death Benefits and Policy loans up to six months. However, if payment is delayed for 30 days or more, we will pay interest at our then current interest rate. The rate applied will be at least equal to the rate required by state law for deferment of payments. Amounts from the Fixed Account used to make payments on policies that we or our affiliates issue will not be delayed.

PARTIAL WITHDRAWALS AND TRANSFERS

If a partial withdrawal is made, a partial withdrawal transaction charge may be imposed. We deduct partial withdrawals from Policy Value allocated to the Fixed Account on a last-in/first-out basis. This means that the last payments allocated to Fixed Account will be withdrawn first.

The first 12 transfers in a Policy year currently are free. After that, we may deduct a $10 transfer charge for each transfer in that Policy year. The transfer privilege is subject to our consent and to our then current rules.

                            INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included in this Prospectus constituting part of this Registration

Statement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the Company included herein should be considered only as bearing on the ability of the Company to meet its obligations under the Policy.

                              YEAR 2000 DISCLOSURE

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

Based on a third party assessment, the Company determined that significant portions of its software required modification or replacement to enable its computer systems to properly process dates beyond December 31, 1999. The Company has completed the process of modifying or replacing existing software and believes that this action will resolve the Year 2000 issue. However, should there be serious unanticipated interruptions from unknown sources, the Year 2000 issue could have a material adverse impact on the operations of the Company. Specifically, the Company could experience, among other things, an interruption in its ability to collect and process premiums, process claim payments, safeguard and manage its invested assets, accurately maintain policyholder information, accurately maintain accounting records, and perform customer service. Any of these specific events, depending on duration, could have a material adverse impact on the results of operations and the financial position of the Company.

The Company is engaged in formal communications with all of its suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issue. The Company's total Year 2000 project cost and estimates to complete the project include the estimated costs and time associated with the Company's involvement on a third party's Year 2000 issue, and are based on presently available information.

However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have material adverse effect on the Company. The Company does not believe that it has material exposure to contingencies related to the Year 2000 issue for the products it has sold. Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

The cost of the Year 2000 project is being expensed as incurred and is being funded primarily through a reallocation of resources from discretionary projects and a reduction in systems maintenance and support costs. Therefore, the Year 2000 project is not expected to result in any significant incremental technology cost and is not expected to have a material effect on the results of operations. The Company and its affiliates have incurred and expensed approximately $61 million related to the assessment, plan development and substantial completion of the Year 2000 project, through September 30, 1999. The total remaining cost of the project is estimated between $10-15 million.

                              FINANCIAL STATEMENTS

Financial Statements for the Company and for the Variable Account are included in this Prospectus, beginning immediately after the Appendices. The financial statements of the Company should be considered only as bearing on our ability to meet our obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                   APPENDIX A
                 GUIDELINE MINIMUM DEATH BENEFIT FACTORS TABLE

              (DEATH BENEFIT OPTION 1 AND DEATH BENEFIT OPTION 2)
                ------------------------------------------------

Under Death Benefit Option 1 and Death Benefit Option 2, the Guideline Minimum Death Benefit is a percentage of the Policy Value as set forth below:

                    GUIDELINE MINIMUM DEATH BENEFIT FACTORS

                                                            Percentage of
Attained Age                                                Policy Value
------------                                                -------------
    40 and under..........................................      250%
    41....................................................      243%
    42....................................................      236%
    43....................................................      229%
    44....................................................      222%
    45....................................................      215%
    46....................................................      209%
    47....................................................      203%
    48....................................................      197%
    49....................................................      191%
    50....................................................      185%
    51....................................................      178%
    52....................................................      171%
    53....................................................      164%
    54....................................................      157%
    55....................................................      150%
    56....................................................      146%
    57....................................................      142%
    58....................................................      138%
    59....................................................      134%
    60....................................................      130%
    61....................................................      128%
    62....................................................      126%
    63....................................................      124%
    64....................................................      122%
    65....................................................      120%
    66....................................................      119%
    67....................................................      118%
    68....................................................      117%
    69....................................................      116%
    70....................................................      115%
    71....................................................      113%
    72....................................................      111%
    73....................................................      109%
    74....................................................      107%
    75 - 90...............................................      105%
    91....................................................      104%
    92....................................................      103%
    93....................................................      102%
    94....................................................      101%
    95 and above..........................................      100%

                                   APPENDIX B
                          OPTIONAL INSURANCE BENEFITS

This Appendix provides only a summary of other insurance benefits that may be available by Rider for an additional charge. The Riders are not available if the Policy is issued on the basis of simplified underwriting. For more information, contact your representative.

WAIVER OF PREMIUM RIDER

This Rider provides that, during periods of total disability continuing more than four months, we will add to the Policy Value each month an amount you selected or the amount needed to pay the Monthly Policy Charges, whichever is greater. This amount will keep the Policy in force. This benefit is subject to our maximum issue benefits. Its cost will change yearly.

OTHER INSURED RIDER

This Rider provides a term insurance benefit for up to five Insureds. At present this benefit is only available for the spouse and children of the primary Insured. The Rider includes a feature that allows the "other Insured" to convert the coverage to a flexible premium adjustable life insurance policy.

GUARANTEED DEATH BENEFIT RIDER

This Rider, which is available only at issue, (a) guarantees that your Policy will not lapse regardless of the Performance of the Variable Account and
(b) provides a guaranteed Net Death Benefit.

Certain Riders May Not Be Available in All States.

                                   APPENDIX C
                     GUARANTEED MONTHLY POLICY CHARGE RATES

The Monthly Policy Charge will be charged on each monthly processing date until the Final Payment Date. The Monthly Policy Charge compensates us for the cost of providing life insurance coverage for the Insured and for certain administrative, tax and distribution expenses. The Monthly Policy Charge is equal to a specified amount that varies with the sex (unisex rates where required by state law), age, and underwriting class of the Insured and Death Benefit Option selected, for each $1,000 of the Policy's Face Amount. However, the rates for the Monthly Policy Charge will never exceed the guaranteed rates set forth in the Policy, which in turn will not exceed the Commissioners 1980 Standard Ordinary Mortality Tables (Mortality Table B for unisex Policies) and the Insured's sex and age, as set forth below:

Age     Male       Female     Age     Male       Female
---   ---------   ---------   ---   ---------   ---------
 0     0.349002    0.241153   34     0.166820    0.131762
 1     0.089210    0.072529   35     0.176004    0.137604
 2     0.082537    0.067525   36     0.186859    0.146785
 3     0.081703    0.065857   37     0.200220    0.157637
 4     0.079201    0.064189   38     0.215255    0.170159
 5     0.075031    0.063355   39     0.232798    0.185189
 6     0.071695    0.060854   40     0.252016    0.201891
 7     0.066691    0.060020   41     0.274581    0.220267
 8     0.063355    0.058352   42     0.297152    0.239482
 9     0.061688    0.057518   43     0.323073    0.257865
 10    0.060854    0.056684   44     0.349839    0.277089
 11    0.064189    0.057518   45     0.379960    0.297152
 12    0.070861    0.060020   46     0.410927    0.317220
 13    0.082537    0.062521   47     0.444418    0.338128
 14    0.095884    0.066691   48     0.479596    0.361551
 15    0.110901    0.070861   49     0.518979    0.386655
 16    0.125921    0.075031   50     0.560894    0.414276
 17    0.139273    0.079201   51     0.610378    0.443581
 18    0.148454    0.081703   52     0.665766    0.476245
 19    0.155132    0.085040   53     0.728747    0.513950
 20    0.158471    0.087542   54     0.800179    0.552509
 21    0.159306    0.089210   55     0.876715    0.592762
 22    0.157637    0.090879   56     0.960053    0.633033
 23    0.155132    0.092547   57     1.046840    0.671642
 24    0.151793    0.095050   58     1.139616    0.708588
 25    0.147620    0.096718   59     1.239245    0.748070
 26    0.144281    0.099221   60     1.349978    0.792613
 27    0.142612    0.101724   61     1.473551    0.848112
 28    0.141777    0.105061   62     1.613407    0.917954
 29    0.142612    0.108398   63     1.772172    1.007228
 30    0.144281    0.112570   64     1.949092    1.110929
 31    0.148454    0.116742   65     2.143422    1.224040
 32    0.152628    0.120914   66     2.350996    1.343212
 33    0.159306    0.125086   67     2.572761    1.464235

Age     Male       Female     Age     Male       Female
---   ---------   ---------   ---   ---------   ---------
 68    2.808822    1.583722   84    12.513845    9.091985
 69    3.065321    1.712709   85    13.737727   10.231576
 70    3.353673    1.861440   86    15.021846   11.470894
 71    3.681989    2.041944   87    16.356613   12.808171
 72    4.060290    2.267226   88    17.737983   14.246630
 73    4.496204    2.544475   89    19.171986   15.797873
 74    4.983518    2.872449   90    20.677655   17.482656
 75    5.513313    3.243922   91    22.287142   19.335047
 76    6.076525    3.653355   92    24.063468   21.418993
 77    6.665690    4.094284   93    26.119927   23.852378
 78    7.275881    4.567162   94    28.812996   26.926360
 79    7.923872    5.085703   95    32.817580   31.310116
 80    8.635205    5.672859   96    39.642945   38.504787
 81    9.430778    6.350514   97    53.066045   52.275714
 82   10.338952    7.140527   98    83.330000   83.330000
 83   11.373499    8.058585   99    83.330000   83.330000

EXAMPLES

(To Be Completed by Pre-Effective Amendment)

                                   APPENDIX D
                 ILLUSTRATIONS OF DEATH BENEFIT, POLICY VALUES
                            AND ACCUMULATED PAYMENTS

The following tables illustrate the way in which the Policy's death benefit and Policy Value could vary over an extended period of time. ON REQUEST, WE WILL PROVIDE A COMPARABLE ILLUSTRATION BASED ON THE PROPOSED INSURED'S AGE, SEX, AND UNDERWRITING CLASS, AND THE REQUESTED FACE AMOUNT, DEATH BENEFIT OPTION AND RIDERS.

ASSUMPTIONS

The tables illustrate a Policy issued to a male, Age 30, under a standard Underwriting Class and qualifying for the non-smoker discount, and a Policy issued to a male, Age 45, under a standard Underwriting Class. In each case, one table illustrates the guaranteed Monthly Policy Charge rates and the other table illustrates the current Monthly Policy Charge rates as presently in effect.

The tables assume that no Policy loans have been made, that you have not requested an increase or decrease in the initial Face Amount, that no partial withdrawals have been made, and that no transfers above 12 have been made in any Policy year (so that no transaction or transfer charges have been incurred).

The tables assumed that all premiums are allocated to and remain in the Variable Account for the entire period shown. The tables are based on hypothetical gross investment rates of return for the Underlying Fund (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross (after tax) annual rate of 0%, 6%, and 12%. The second column of the tables show the amount which would accumulate if an amount equal to the Guideline Annual Premium were invested each year to earn interest (after taxes) at 5%, compounded annually.

The Policy Values and Death Proceeds would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy years. The values also would be different depending on the allocation of the Policy's total Policy Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Underlying Fund varied above and below such averages.

DEDUCTIONS FOR CHARGES

The amounts shown in the tables take into account the monthly deduction from Policy Value.

EXPENSES OF THE UNDERLYING FUNDS

The amounts shown in the tables also take into account the Underlying Fund advisory fees and operating expenses, which are assumed to be at an annual rate of 0.85% of the average daily net assets of the Underlying Funds. The actual fees and expenses of each Underlying Fund vary, and with expense limitations range from an annual rate of 0.30% to an annual rate of 1.00% of average daily net assets. The fees and expenses associated with your Policy may be more or less than 0.85% in the aggregate, depending upon how you make allocations of Policy Value among the Sub-Accounts.

Evergreen Investment Management has voluntarily agreed to limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of the Evergreen VA Equity Index Fund to 0.30% of average daily net assets. Without the voluntarily limit, total expenses of the Evergreen VA Equity Index Fund for 1999 are estimated to be 0.86% of average daily assets. Evergreen Asset Management Corp. has voluntarily agreed to limit aggregate operating expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) of the Evergreen VA Foundation Fund, Evergreen Global Leaders Fund, and Evergreen VA Small Cap Value Fund to 1.00% of average daily net assets. Without these voluntary limitations, total expenses of the Funds during

1998, as a percentage of average daily net assets, would have been 1.00% for the Evergreen VA Foundation Fund, 1.56% for Evergreen Global Leaders Fund, and 3.47% for Evergreen VA Small Cap Value Fund.

NET ANNUAL RATES OF INVESTMENT

Applying the average Fund advisory fees and operating expenses of 0.85% of average net assets, in the Current Cost of Insurance Charges tables the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.85%, 5.15%% and 11.15%. In the Guaranteed Cost of Insurance Charges tables, the gross annual rates of investment return of 0%, 6% and 12% would produce net annual rates of -0.85%, 5.15%% and 11.15%, respectively.

The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. However, if in the future the charges are made, to produce illustrated death benefits and values, the gross annual investment rates of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges. The second column of the tables shows the amount that would accumulate if the Guideline Annual Premium were invested to earn interest (after taxes) at 5%, compounded annually.

                  (To Be Completed by Pre-Effective Amendment)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              VARIABLE LIFE POLICY

                                                           FACE AMOUNT = $75,000

                                                          MALE NON-SMOKER AGE 30

                                                          DEATH BENEFIT OPTION 2

                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

(1) Assumes a $1,400 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  (To Be Completed by Pre-Effective Amendment)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              VARIABLE LIFE POLICY

                                                           FACE AMOUNT = $75,000

                                                          MALE NON-SMOKER AGE 30

                                                          DEATH BENEFIT OPTION 2

                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

(1) Assumes a $1,400 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  (To Be Completed by Pre-Effective Amendment)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 1

                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

(1) Assumes a $4,200 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  (To Be Completed by Pre-Effective Amendment)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 1

                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

(1) Assumes a $4,200 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  (To Be Completed by Pre-Effective Amendment)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 3

                       BASED ON CURRENT MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

(1) Assumes a $13,160 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                  (To Be Completed by Pre-Effective Amendment)

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY
                              VARIABLE LIFE POLICY

                                                          FACE AMOUNT = $250,000

                                                          MALE NON-SMOKER AGE 45

                                                          DEATH BENEFIT OPTION 3

                     BASED ON GUARANTEED MONTHLY INSURANCE
                             CHARGES WITHOUT RIDERS

                          PREMIUMS             HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                         PAID PLUS         GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                          INTEREST     --------------------------------   --------------------------------
       POLICY              AT 5%       SURRENDER    POLICY      DEATH     SURRENDER    POLICY      DEATH
        YEAR            PER YEAR (1)     VALUE     VALUE (2)   BENEFIT      VALUE     VALUE (2)   BENEFIT
---------------------   ------------   ---------   ---------   --------   ---------   ---------   --------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                       ---------------------------------
       POLICY          SURRENDER    POLICY       DEATH
        YEAR             VALUE     VALUE (2)    BENEFIT
---------------------  ---------   ---------   ---------
          1
          2
          3
          4
          5
          6
          7
          8
          9
         10
         11
         12
         13
         14
         15
         16
         17
         18
         19
         20
       Age 60
       Age 65
       Age 70
       Age 75

(1) Assumes a $13,160 payment is made at the beginning of each Policy Year. Values will be different if payments are made with a different frequency or in different amounts.

(2) Assumes that no Policy loan has been made. Excessive loans or withdrawals may cause this Policy to lapse because of insufficient Policy Value.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICYOWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE UNDERLYING FUNDS. THE SURRENDER VALUE OF UNITS, POLICY VALUE, AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS, OR IF ANY PREMIUMS WERE ALLOCATED OR POLICY VALUE TRANSFERRED TO THE FIXED ACCOUNT. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX E
                            PERFORMANCE INFORMATION

The Policies were first offered to the public in 1999. However, we may advertise "Total Return" and "Average Annual Total Return" performance information based on the periods that the Sub-Accounts have been in existence (Tables IA and IB), and based on the periods that the Underlying Funds have been in existence (Tables IIA and IIB). The results for any period prior to the Policies being offered will be calculated as if the Policies had been offered during that period of time, with all charges assumed to be those applicable to the Sub-Accounts and the Funds.

Total return and average annual total return are based on the hypothetical profile of a representative Policy owner and historical earnings and are not intended to indicate future performance. "Total Return" is the total income generated net of certain expenses and charges. "Average annual total return" is net of the same expenses and charges, but reflects the hypothetical return compounded annually. This hypothetical return is equal to cumulative return had performance been constant over the entire period. Average annual total returns are not the same as yearly results and tend to smooth out variations in the Funds' return.

In Tables IA and IIA, performance information under the Policies is net of fund expenses and Monthly Deductions. We take a representative Policy owner and assume that:

    - The Insured is a male Age 36, standard (non-smoker) underwriting class

    - The Policy owner had allocations in each of the sub-accounts for the fund durations shown, and

    - There was a full surrender at the end of the applicable period

We may compare performance information for a sub-account in reports and promotional literature to:

    - Standard & Poor's 500 Composite Stock Price Index ("S&P 500")

    - Dow Jones Industrial Average ("DJIA")

    - Shearson Lehman Aggregate Bond Index

    - Other unmanaged indices of unmanaged securities widely regarded by investors as representative of the securities markets

    - Other groups of variable life separate accounts or other investment products tracked by Lipper Inc.

    - Other services, companies, publications, or persons such as Morningstar, Inc., who rank the investment products on performance or other criteria

    - The Consumer Price Index

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for insurance and administrative charges, separate account charges and fund management costs and expenses.

Performance information for any sub-account reflects only the performance of a hypothetical investment in the sub-account during a period. It is not representative of what may be achieved in the future. However, performance information may be helpful in reviewing market conditions during a period and in considering a fund's success in meeting its investment objectives.

In advertising, sales literature, publications or other materials, we may give information on various topics of interest to Policy owners and prospective Policy owners. These topics may include:

    - The relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation and automatic account rebalancing)

    - The advantages and disadvantages of investing in tax-deferred and taxable investments

    - Customer profiles and hypothetical payment and investment scenarios

    - Financial management and tax and retirement planning

    - Investment alternatives to certificates of deposit and other financial instruments, including comparisons between the Policies and the characteristics of and market for the financial instruments.

At times, the Company may also advertise the ratings and other information assigned to it by independent rating organizations such as A.M. Best Company ("A.M. Best"), Moody's Investors Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P") and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of the Company's relative financial strength and operating performance in comparison to the norms of the life/heath insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues do not measure the ability of such companies to meet other non-policy obligations. The ratings also do not relate to the performance of the Underlying Portfolios.

In each table below, "One-Year Total Return" refers to the total of the income generated by a sub-account, based on certain charges and assumptions as described in the respective tables, for the one-year period ended December 31, 1998. "Average Annual Total Return" is based on the same charges and assumptions, but reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in annual performance return, they are not the same as actual year-by-year results.

                                   TABLE I(A)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1998
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
            NET OF ALL CHARGES AND ASSUMING SURRENDER OF THE POLICY

The following performance information is based on the periods that the Underlying Funds have been in existence. The data is net of expenses of the Underlying Funds, all Sub-Account charges, and all Policy charges for a representative Policy. It is assumed that the Insured is male, Age 36, standard (nonsmoker) Premium Class, that the Face Amount of the Policy is $250,000, that an annual premium payment of $3,000 was made at the beginning of each Policy year, that all premiums were allocated to each Sub-Account individually, and that there was a full surrender of the Policy at the end of the applicable period.

                                                                                        10 YEARS
                                                   ONE-YEAR                             OR LIFE
                                                    TOTAL                5           OF SUB-ACCOUNT
UNDERLYING FUND                                     RETURN             YEARS           (IF LESS)
----------------------------------------------------------------------------------------------------
                            (To Be Completed by Pre-Effective Amendment)

The inception dates for the Underlying Funds are: (To Be Completed by Pre-Effective Amendment)

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Underlying Fund in which a Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

                                   TABLE I(B)
       AVERAGE ANNUAL TOTAL RETURNS FOR PERIODS ENDING DECEMBER 31, 1998
                    SINCE INCEPTION OF THE UNDERLYING FUNDS
                        EXCLUDING MONTHLY POLICY CHARGES

The following performance information is based on the periods that the Underlying Funds have been in existence. The performance information is net of total Underlying Fund expenses and all Sub-Account charges. THE DATA DOES NOT REFLECT MONTHLY CHARGES UNDER THE POLICY. It is assumed that an annual premium payment of $3,000 was made at the beginning of each Policy year and that ALL premiums were allocated to EACH Sub-Account individually.

                                                                                        10 YEARS
                                                   ONE-YEAR                             OR LIFE
                                                    TOTAL                5           OF SUB-ACCOUNT
UNDERLYING FUND                                     RETURN             YEARS           (IF LESS)
----------------------------------------------------------------------------------------------------
                            (To Be Completed by Pre-Effective Amendment)

The inception dates for the Underlying Funds are: (To Be Completed by Pre-Effective Amendment)

Performance information reflects only the performance of a hypothetical investment during the particular time period on which the calculations are based. One-year total return and average annual total return figures are based on historical earnings and are not intended to indicate future performance. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the portfolio of the Underlying Fund in which a Sub-Account invests and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

                                                              (UNAUDITED)           (UNAUDITED)
                                                             QUARTER ENDED       NINE MONTHS ENDED
                                                             SEPTEMBER 30,         SEPTEMBER 30,
                                                          -------------------   -------------------
(IN MILLIONS)                                               1999       1998       1999       1998
-------------                                             --------   --------   --------   --------
REVENUES
    Premiums............................................   $  0.1     $--        $  0.3     $  0.4
    Universal life and investment product policy fees...     83.6       67.7      240.3      195.7
    Net investment income...............................     38.5       38.7      112.7      113.5
    Net realized investment (losses) gains..............     (2.5)      (2.7)      (7.1)      19.5
    Other income........................................     18.0        0.4       17.6        0.3
                                                           ------     ------     ------     ------
        Total revenues..................................    137.7      104.1      363.8      329.4
                                                           ------     ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..........................................     39.7       32.7      130.0      114.5
    Policy acquisition expenses.........................     15.0       13.3       33.5       45.0
    Sales practice litigation expense...................    --          21.0      --          21.0
    Other operating expenses............................     40.9       22.6       96.2       72.5
                                                           ------     ------     ------     ------
        Total benefits, losses and expenses.............     95.6       89.6      259.7      253.0
                                                           ------     ------     ------     ------
Income from continuing operations before federal income
 taxes..................................................     42.1       14.5      104.1       76.4
                                                           ------     ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.............................................     (3.7)       1.5        0.6       19.0
    Deferred............................................     18.5        1.7       35.9        5.9
                                                           ------     ------     ------     ------
        Total federal income tax expense................     14.8        3.2       36.5       24.9
                                                           ------     ------     ------     ------
Net income..............................................   $ 27.3     $ 11.3     $ 67.6     $ 51.5
                                                           ======     ======     ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                               (UNAUDITED)
                                                              SEPTEMBER 30,   DECEMBER 31,
(IN MILLIONS, EXCEPT PER SHARE DATA)                              1999            1998
------------------------------------                          -------------   ------------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,283.2 and $1,284.6)................................    $ 1,272.3       $ 1,330.4
    Equity securities at fair value (cost of $35.2 and
      $27.4)................................................         35.0            31.8
    Mortgage loans..........................................        220.3           230.0
    Real estate.............................................         14.7            14.5
    Policy loans............................................        161.4           151.5
    Other long term investments.............................          9.2             9.1
                                                                ---------       ---------
        Total investments...................................      1,712.9         1,767.3
                                                                ---------       ---------
  Cash and cash equivalents.................................        231.1           217.9
  Accrued investment income.................................         31.7            33.5
  Premiums, accounts and notes receivable...................         (0.9)        --
  Reinsurance receivables on paid and unpaid losses,
    benefits and unearned premiums..........................        285.5           308.0
  Deferred policy acquisition costs.........................      1,104.6           950.5
  Premiums, accounts and notes receivable...................          3.8             4.8
  Other assets..............................................         75.9            46.9
  Separate account assets...................................     12,464.3        11,020.4
                                                                ---------       ---------
        Total assets........................................    $15,909.8       $14,349.3
                                                                =========       =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................    $ 2,327.1       $ 2,284.8
    Outstanding claims, losses..............................         17.2            17.9
    Unearned premiums.......................................          2.7             2.7
    Contractholder deposit funds and other policy
      liabilities...........................................         45.8            38.1
                                                                ---------       ---------
        Total policy liabilities and accruals...............      2,392.8         2,343.5
                                                                ---------       ---------
  Expenses and taxes payable................................        168.8           146.2
  Reinsurance premiums payable..............................         13.3            50.5
  Deferred federal income taxes.............................        101.7            78.8
  Separate account liabilities..............................     12,463.7        11,020.4
                                                                ---------       ---------
        Total liabilities...................................     15,140.3        13,639.4
                                                                ---------       ---------
  Commitments and contingencies (Note 5)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,526 and 2,525 shares issued...........................          2.5             2.5
  Additional paid-in capital................................        423.7           407.9
  Accumulated other comprehensive income....................          0.1            24.1
  Retained earnings.........................................        343.0           275.4
                                                                ---------       ---------
        Total shareholder's equity..........................        769.3           709.9
                                                                ---------       ---------
        Total liabilities and shareholder's equity..........    $15,909.8       $14,349.3
                                                                =========       =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                  (UNAUDITED)
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
COMMON STOCK................................................   $  2.5     $  2.5
                                                               ------     ------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    407.9      386.9
    Issuance of common stock................................     15.8        8.0
                                                               ------     ------
    Balance at end of period................................    423.7      394.9
                                                               ------     ------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net Unrealized Appreciation on Investments..............
    Balance at beginning of period..........................     24.1       38.5
    Net depreciation on available-for-sale securities.......    (36.9)     (18.9)
    Benefit for deferred federal income taxes...............     12.9        6.6
                                                               ------     ------
    Other comprehensive loss................................    (24.0)     (12.3)
                                                               ------     ------
    Balance at end of period................................      0.1       26.2
                                                               ------     ------
RETAINED EARNINGS
    Balance at beginning of period..........................    275.5      213.1
    Net income..............................................     67.6       51.5
                                                               ------     ------
    Balance at end of period................................    343.0      264.6
                                                               ------     ------
        Total shareholder's equity..........................   $769.3     $688.2
                                                               ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                (UNAUDITED)           (UNAUDITED)
                                                               QUARTER ENDED       NINE MONTHS ENDED
                                                               SEPTEMBER 30,         SEPTEMBER 30,
                                                            -------------------   -------------------
(IN MILLIONS)                                                 1999       1998       1999       1998
-------------                                               --------   --------   --------   --------
Net Income................................................   $ 27.3     $ 11.3     $ 67.6     $ 51.5
                                                             ------     ------     ------     ------
Other comprehensive income:
    Net depreciation on available-for-sale securities.....     (8.0)      (9.8)     (36.9)     (18.9)
    Benefit for deferred federal income taxes.............      2.8        3.4       12.9        6.6
                                                             ------     ------     ------     ------
        Other comprehensive loss..........................     (5.2)      (6.4)     (24.0)     (12.3)
                                                             ------     ------     ------     ------
    Comprehensive income..................................   $ 22.1     $  4.9     $ 43.6     $ 39.2
                                                             ======     ======     ======     ======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  (UNAUDITED)
                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              -------------------
(IN MILLIONS)                                                   1999       1998
-------------                                                 --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  67.6    $  51.5
    Adjustments to reconcile net income to net cash provided
      by (used in) operating activities:
        Net realized gains (losses).........................      7.1      (19.5)
        Net amortization and depreciation...................     (1.6)      (5.9)
        Sales practice litigation expense...................    --          21.0
        Deferred federal income taxes.......................     35.9        5.9
        Change in deferred acquisition costs................   (126.1)    (140.1)
        Change in premiums and notes receivable, net of
          reinsurance.......................................    (36.2)      31.3
        Change in accrued investment income.................      1.7        2.9
        Change in policy liabilities and accruals, net......     48.3      154.2
        Change in reinsurance receivable....................     22.5      (61.3)
        Change in expenses and taxes payable................      9.7       (3.5)
        Separate account activity, net......................     (0.6)       1.6
        Other, net..........................................    (28.5)     (25.4)
                                                              -------    -------
            Net cash provided by (used in) operating
              activities....................................      9.6       12.7
                                                              -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    241.1      145.9
    Proceeds from disposals of equity securities............     18.0       42.1
    Proceeds from disposals of other investments............      0.4       12.5
    Proceeds from mortgages matured or collected............     22.7       55.3
    Purchase of available-for-sale fixed maturities.........   (253.2)     (77.6)
    Purchase of equity securities...........................     (6.4)     (29.4)
    Purchase of other investments...........................    (23.2)     (62.7)
    Other investing activities (net)........................      0.2       (0.7)
                                                              -------    -------
        Net cash provided by investing activities...........      (.4)      85.4
                                                              -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....      4.0        8.0
                                                              -------    -------
        Net cash provided by financing activities...........      4.0        8.0
                                                              -------    -------
Net change in cash and cash equivalents.....................     13.2      106.0
Cash and cash equivalents, beginning of period..............    217.9       31.1
                                                              -------    -------
Cash and cash equivalents, end of period....................  $ 231.1    $ 137.1
                                                              =======    =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information.

The interim consolidated financial statements of AFLIAC, a wholly-owned subsidiary of First Allmerica Financial Life Insurance Company ("FAFLIC"), include the accounts of its non-insurance subsidiaries (principally brokerage and investment advisory subsidiaries). FAFLIC is a wholly-owned subsidiary of Allmerica Financial Corporation ("AFC"). AFLIAC was a wholly-owned subsidiary of SMA Financial Corporation ("SMAFCO") until SMAFCO contributed AFLIAC to FAFLIC on July 1, 1999. All significant intercompany accounts and transactions have been eliminated.

The interim consolidated financial statements of AFLIAC include the accounts of Allmerica Investments, Inc., Allmerica Investment Management Company, Inc., Allmerica Financial Investment Management Services, Inc., and Allmerica Financial Services Insurance Agency, Inc. These wholly-owned non-insurance subsidiaries were transferred to AFLIAC on July 1, 1999 from SMAFCO. The results of operations for the subsidiaries are included in the three months ended September 30, 1999. The financial statements of AFLIAC also include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998.

The accompanying interim consolidated financial statements reflect, in the opinion of the Company's management, all adjustments necessary for a fair presentation of the financial position and results of operations. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the Company's 1998 Annual Audited Financial Statements.

2.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges: fair value hedges, cash flow hedges, and hedges of foreign currency exposures. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently assessing the impact of adoption of Statement No. 133.

In December 1997, the AICPA issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP No. 97-3"). SoP No. 97-3 provides guidance on when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The adoption of SoP No. 97-3 had no effect on the results of operations or financial position of the Company.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

3.  SIGNIFICANT TRANSACTIONS

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly-owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

The equity of the four subsidiaries transferred from SMAFCO to AFLIAC on July 1, 1999 was $11.8 million. SMAFCO received one share of common stock in return for transferring the subsidiaries to AFLIAC. For the three months ended September 30, 1999, the subsidiaries of AFLIAC had total revenue of $16.6 million and total benefits, losses and expenses of $11.5 million.

During 1998, SMAFCO contributed $21.0 million of additional paid-in capital to the Company. SMAFCO contributed $4.0 million of additional paid-in capital to the Company in the second quarter of 1999.

4.  FEDERAL INCOME TAXES

Federal income tax expense for the nine months ended September 30, 1999 and 1998, has been computed using estimated effective tax rates. These rates are revised, if necessary, at the end of each successive interim period to reflect the current estimates of the annual effective tax rates.

5.  COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement. The court granted preliminary approval of the settlement on December 4, 1998. On May 19, 1999, the Court issued an order certifying the class for settlement purposes and granting final approval of the settlement agreement. AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims and the estimate may be revised based on an amount of reimbursement actually tendered by AFLIAC's insurance carriers and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

ALLMERICA FINANCIAL
LIFE INSURANCE AND
ANNUITY COMPANY

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Allmerica Financial Life Insurance and Annuity Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Allmerica Financial Life Insurance and Annuity Company (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
February 2, 1999, except for paragraph 2 of Note 12, which is as of March 19, 1999

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
REVENUES
    Premiums................................................   $  0.5     $ 22.8     $ 32.7
    Universal life and investment product policy fees.......    267.4      212.2      176.2
    Net investment income...................................    151.3      164.2      171.7
    Net realized investment gains (losses)..................     20.0        2.9       (3.6)
    Other income............................................      0.6        1.4        0.9
                                                               ------     ------     ------
        Total revenues......................................    439.8      403.5      377.9
                                                               ------     ------     ------
BENEFITS, LOSSES AND EXPENSES
    Policy benefits, claims, losses and loss adjustment
      expenses..............................................    153.9      187.8      192.6
    Policy acquisition expenses.............................     64.6        2.8       49.9
    Sales practice litigation...............................     21.0      --         --
    Loss from cession of disability income business.........    --          53.9      --
    Other operating expenses................................    104.1      101.3       86.6
                                                               ------     ------     ------
        Total benefits, losses and expenses.................    343.6      345.8      329.1
                                                               ------     ------     ------
Income before federal income taxes..........................     96.2       57.7       48.8
                                                               ------     ------     ------
FEDERAL INCOME TAX EXPENSE (BENEFIT)
    Current.................................................     22.1       13.9       26.9
    Deferred................................................     11.8        7.1       (9.8)
                                                               ------     ------     ------
        Total federal income tax expense....................     33.9       21.0       17.1
                                                               ------     ------     ------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

DECEMBER 31,
(IN MILLIONS)                                                   1998        1997
-------------                                                 ---------   ---------
ASSETS
  Investments:
    Fixed maturities at fair value (amortized cost of
      $1,284.6 and $1,340.5)................................  $ 1,330.4   $ 1,402.5
    Equity securities at fair value (cost of $27.4 and
      $34.4)................................................       31.8        54.0
    Mortgage loans..........................................      230.0       228.2
    Real estate.............................................       14.5        12.0
    Policy loans............................................      151.5       140.1
    Other long-term investments.............................        9.1        20.3
                                                              ---------   ---------
        Total investments...................................    1,767.3     1,857.1
                                                              ---------   ---------
  Cash and cash equivalents.................................      217.9        31.1
  Accrued investment income.................................       33.5        34.2
  Deferred policy acquisition costs.........................      950.5       765.3
  Reinsurance receivables on paid and unpaid losses, future
    policy benefits and unearned premiums...................      308.0       251.1
  Other assets..............................................       46.9        10.7
  Separate account assets...................................   11,020.4     7,567.3
                                                              ---------   ---------
        Total assets........................................  $14,344.5   $10,516.8
                                                              =========   =========
LIABILITIES
  Policy liabilities and accruals:
    Future policy benefits..................................  $ 2,284.8   $ 2,097.3
    Outstanding claims, losses and loss adjustment
      expenses..............................................       17.9        18.5
    Unearned premiums.......................................        2.7         1.8
    Contractholder deposit funds and other policy
      liabilities...........................................       38.1        32.5
                                                              ---------   ---------
        Total policy liabilities and accruals...............    2,343.5     2,150.1
                                                              ---------   ---------
  Expenses and taxes payable................................      146.2        77.6
  Reinsurance premiums payable..............................       45.7         4.9
  Deferred federal income taxes.............................       78.8        75.9
  Separate account liabilities..............................   11,020.4     7,567.3
                                                              ---------   ---------
        Total liabilities...................................   13,634.6     9,875.8
                                                              ---------   ---------
  Commitments and contingencies (Note 12)
SHAREHOLDER'S EQUITY
  Common stock, $1,000 par value, 10,000 shares authorized,
    2,524 and 2,521 shares issued and outstanding...........        2.5         2.5
  Additional paid-in capital................................      407.9       386.9
  Accumulated other comprehensive income....................       24.1        38.5
  Retained earnings.........................................      275.4       213.1
                                                              ---------   ---------
        Total shareholder's equity..........................      709.9       641.0
                                                              ---------   ---------
        Total liabilities and shareholder's equity..........  $14,344.5   $10,516.8
                                                              =========   =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
COMMON STOCK................................................  $   2.5    $   2.5    $   2.5
                                                              -------    -------    -------

ADDITIONAL PAID-IN CAPITAL
    Balance at beginning of period..........................    386.9      346.3      324.3
    Issuance of common stock................................     21.0       40.6       22.0
                                                              -------    -------    -------
    Balance at end of period................................    407.9      386.9      346.3
                                                              -------    -------    -------
ACCUMULATED OTHER COMPREHENSIVE INCOME
    Net unrealized appreciation on investments:
    Balance at beginning of period..........................     38.5       20.5       23.8
    Appreciation (depreciation) during the period:
        Net (depreciation) appreciation on
          available-for-sale securities.....................    (23.4)      27.0       (5.1)
        Benefit (provision) for deferred federal income
          taxes.............................................      9.0       (9.0)       1.8
                                                              -------    -------    -------
                                                                (14.4)      18.0       (3.3)
                                                              -------    -------    -------
    Balance at end of period................................     24.1       38.5       20.5
                                                              -------    -------    -------
RETAINED EARNINGS
    Balance at beginning of period..........................    213.1      176.4      144.7
    Net income..............................................     62.3       36.7       31.7
                                                              -------    -------    -------
    Balance at end of period................................    275.4      213.1      176.4
                                                              -------    -------    -------
        Total shareholder's equity..........................  $ 709.9    $ 641.0    $ 545.7
                                                              =======    =======    =======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Net income..................................................   $ 62.3     $ 36.7     $ 31.7
Other comprehensive income:
    Net (depreciation) appreciation on available-for-sale
      securities............................................    (23.4)      27.0       (5.1)
    Benefit (provision) for deferred federal income taxes...      9.0       (9.0)       1.8
                                                               ------     ------     ------
        Other comprehensive income..........................    (14.4)      18.0       (3.3)
                                                               ------     ------     ------
    Comprehensive income....................................     47.9     $ 54.7     $ 28.4
                                                               ======     ======     ======

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

    (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF ALLMERICA FINANCIAL CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income..............................................  $  62.3    $  36.7    $  31.7
    Adjustments to reconcile net income to net cash used in
      operating activities:
        Net realized gains..................................    (20.0)      (2.9)       3.6
        Net amortization and depreciation...................     (7.1)     --           3.5
        Sales practice litigation expense...................     21.0
        Loss from cession of disability income business.....    --          53.9      --
        Deferred federal income taxes.......................     11.8        7.1       (9.8)
        Payment related to cession of disability income
          business..........................................    --        (207.0)     --
        Change in deferred acquisition costs................   (177.8)    (181.3)     (66.8)
        Change in reinsurance premiums payable..............     40.8        3.9       (0.2)
        Change in accrued investment income.................      0.7        3.5        1.2
        Change in policy liabilities and accruals, net......    193.1      (72.4)     (39.9)
        Change in reinsurance receivable....................    (56.9)      22.1       (1.5)
        Change in expenses and taxes payable................     55.4        0.2       32.3
        Separate account activity, net......................     (0.5)       1.6        8.0
        Other, net..........................................    (28.0)      (8.7)       2.3
                                                              -------    -------    -------
            Net cash provided by (used in) operating
              activities....................................     94.8     (343.3)     (35.6)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
    Proceeds from disposals and maturities of
      available-for-sale fixed maturities...................    187.0      909.7      809.4
    Proceeds from disposals of equity securities............     53.3        2.4        1.5
    Proceeds from disposals of other investments............     22.7       23.7       17.4
    Proceeds from mortgages matured or collected............     60.1       62.9       34.0
    Purchase of available-for-sale fixed maturities.........   (136.0)    (579.7)    (795.8)
    Purchase of equity securities...........................    (30.6)      (3.2)     (13.2)
    Purchase of other investments...........................    (22.7)      (9.0)     (13.9)
    Purchase of mortgages...................................    (58.9)     (70.4)     (22.3)
    Other investing activities, net.........................     (3.9)     --          (2.0)
                                                              -------    -------    -------
        Net cash provided by investing activities...........     71.0      336.4       15.1
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from issuance of stock and capital paid in.....     21.0       19.2       22.0
                                                              -------    -------    -------
        Net cash provided by financing activities...........     21.0       19.2       22.0
                                                              -------    -------    -------
Net change in cash and cash equivalents.....................    186.8       12.3        1.5
Cash and cash equivalents, beginning of period..............     31.1       18.8       17.3
                                                              -------    -------    -------
Cash and cash equivalents, end of period....................  $ 217.9    $  31.1    $  18.8
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION
    Interest paid...........................................  $   0.6    $ --       $   3.4
    Income taxes paid.......................................  $  36.2    $   5.4    $  16.5

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.  BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

Allmerica Financial Life Insurance and Annuity Company ("AFLIAC" or the "Company") is organized as a stock life insurance company, and is a wholly owned subsidiary of SMA Financial Corporation ("SMAFCO"), which is wholly owned by First Allmerica Financial Life Insurance Company ("FAFLIC"). FAFLIC is a wholly owned subsidiary of Allmerica Financial Corporation ("AFC").

The consolidated financial statements of AFLIAC include the accounts of Somerset Square, Inc., a wholly-owned non-insurance company, which was transferred from SMAFCO effective November 30, 1997 and dissolved as a subsidiary, effective November 30, 1998. Its results of operations are included for 11 months of 1998 and for the month of December, 1997.

The Statutory stockholder's equity of the Company is being maintained at a minimum level of 5% of general account assets by FAFLIC in accordance with a policy established by vote of FAFLIC's Board of Directors.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B.  VALUATION OF INVESTMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 115 ("Statement No. 115"), "Accounting for Certain Investments in Debt and Equity Securities", the Company is required to classify its investments into one of three categories: held-to-maturity, available-for-sale or trading. The Company determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholder's equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income.

Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and reserves. Reserves on mortgage loans are based on losses expected by the Company to be realized on transfers of mortgage loans to real estate (upon foreclosure), on the disposition or settlement of mortgage loans and on mortgage loans which the Company believes may not be collectible in full. In establishing reserves, the Company considers, among other things, the estimated fair value of the underlying collateral.

Fixed maturities and mortgage loans that are delinquent are placed on non-accrual status, and thereafter interest income is recognized only when cash payments are received.

Policy loans are carried principally at unpaid principal balances.

During 1997, the Company adopted to a plan to dispose of all real estate assets by the end of 1998. As of December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, real estate held by the Company and real estate joint ventures were written down to the estimated fair value less cost of disposal. Depreciation is not recorded on this asset while it is held for disposal.

Realized investment gains and losses, other than those related to separate accounts for which the Company does not bear the investment risk, are reported as a component of revenues based upon specific identification of the investment assets sold. When an other-than-temporary impairment of the value of a specific investment or a group of investments is determined, a realized investment loss is recorded. Changes in the valuation allowance for mortgage loans are included in realized investment gains or losses.

C.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including debt, investments such as fixed maturities, mortgage loans and equity securities and investment and loan commitments. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses.

D.  CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

E.  DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting costs and other costs, which vary with, and are primarily related to, the production of revenues. Acquisition costs related to universal life products, variable annuities and contractholder deposit funds are deferred and amortized in proportion to total estimated gross profits from investment yields, mortality, surrender charges and expense margins over the expected life of the contracts. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized, generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits.

Deferred acquisition costs for each product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

F.  SEPARATE ACCOUNTS

Separate account assets and liabilities represent segregated funds administered and invested by the Company for the benefit of certain pension, variable annuity and variable life insurance contractholders. Assets consist principally of bonds, common stocks, mutual funds, and short-term obligations at market value. The investment income, gains and losses of these accounts generally accrue to the contractholders and, therefore, are not included in the Company's net income. Appreciation and depreciation of the Company's interest in the separate accounts, including undistributed net investment income, is reflected in shareholder's equity or net investment income.

G.  POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, disability income and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. The liabilities associated with traditional life insurance products are computed using the net level premium method for individual life and annuity policies, and are based upon estimates as to future investment yield, mortality and withdrawals that include provisions for adverse deviation. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 3% to 6% for life insurance and 3 1/2% to 9 1/2% for annuities. Mortality, morbidity and withdrawal assumptions for all policies are based on the Company's own experience and industry standards. Liabilities for universal life include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality and surrender charges.

Individual disability income benefit liabilities for active lives are estimated using the net level premium method, and assumptions as to future morbidity, withdrawals and interest which provide a margin for adverse deviation. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.

Liabilities for outstanding claims, losses and loss adjustment expenses are estimates of payments to be made for reported claims and estimates of claims incurred but not reported for individual life and disability income policies. These estimates are continually reviewed and adjusted as necessary; such adjustments are reflected in current operations.

Contractholder deposit funds and other policy liabilities include investment-related products and consist of deposits received from customers and investment earnings on their fund balances.

All policy liabilities and accruals are based on the various estimates discussed above. Although the adequacy of these amounts cannot be assured, the Company believes that it is more likely than not that policy liabilities and accruals will be sufficient to meet future obligations of policies in force. The amount of liabilities and accruals, however, could be revised in the near term if the estimates discussed above are revised.

H.  PREMIUM AND FEE REVENUE AND RELATED EXPENSES

Premiums for individual life and individual annuity products, excluding universal life and investment-related products, are considered revenue when due. Individual disability income insurance premiums are recognized as revenue over the related contract periods. The unexpired portion of these premiums is recorded as unearned premiums. Benefits, losses and related expenses are matched with premiums, resulting in their recognition over the lives of the contracts. This matching is accomplished through the provision for future benefits, estimated and unpaid losses and amortization of deferred policy acquisition costs. Revenues for investment-related products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life and group variable universal life products consist of net investment income, with mortality, administration and surrender charges assessed against the fund values. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values. Certain policy charges that represent compensation for services to be provided in future periods are deferred and amortized over the period benefited using the same assumptions used to amortize capitalized acquisition costs.

I.  FEDERAL INCOME TAXES

AFC and its domestic subsidiaries file a consolidated United States federal income tax return. Entities included within the consolidated group are segregated into either a life insurance or non-life insurance company subgroup. The consolidation of these subgroups is subject to certain statutory restrictions on the percentage of eligible non-life tax losses that can be applied to offset life insurance company taxable income.

The Board of Directors has delegated to AFC management, the development and maintenance of appropriate federal income tax allocation policies and procedures, which are subject to written agreement between the companies. The Federal income tax for all subsidiaries in the consolidated return of AFC is calculated on a separate return basis. Any current tax liability is paid to AFC. Tax benefits resulting from taxable operating losses or credits of AFC's subsidiaries are not reimbursed to the subsidiary until such losses or credits can be utilized by the subsidiary on a separate return basis.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). These differences result primarily from policy reserves, policy acquisition expenses, and unrealized appreciation or depreciation on investments.

J.  NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which establishes accounting and reporting standards for derivative instruments. Statement No. 133 requires that an entity recognize all derivatives as either assets or liabilities at fair value in the statement of financial position, and establishes special accounting for the following three types of hedges; fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investment in foreign operations. This statement is effective for fiscal years beginning after June 15, 1999. The Company is currently assessing the impact of adoption of Statement No. 133.

In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SoP 98-1"). SoP 98-1 requires that certain costs incurred in developing internal-use computer software be capitalized and provides guidance for determining whether computer software is to be considered for internal use. This statement is effective for fiscal years beginning after December 15, 1998. In the second quarter, the Company adopted SoP 98-1 effective January 1, 1998, resulting in an increase in pre-tax income of $9.8 million through December 31, 1998. The adoption of SoP 98-1 did not have a material effect on the results of operations or financial position for the three months ended March 31, 1998.

In December 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments" ("SoP 97-3"). SoP 97-3 provides guidance when a liability should be recognized for guaranty fund and other assessments and how to measure the liability. This statement allows for the discounting of the liability if the amount and timing of the cash payments are fixed and determinable. In addition, it provides criteria for when an asset may be recognized for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. This statement is effective for fiscal years beginning after December 15, 1998. The Company believes that the adoption of this statement will not have a material effect on the results of operations or financial position.

In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("Statement No. 131"). This statement establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that selected information about those operating segments be reported in interim financial statements. This statement supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise". Statement No. 131 requires that all public enterprises report financial and descriptive information about their reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This statement is effective for fiscal years beginning after December 15, 1997. AFLIAC consists of one segment, Allmerica Financial Services, which underwrites and distributes variable annuities and variable universal life via retail channels.

In June 1997, the FASB also issued Statement No. 130, "Reporting Comprehensive Income" ("Statement No. 130"), which established standards for the reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement stipulates that comprehensive income reflect the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This statement is effective for fiscal years beginning after December 15, 1997. The Company adopted Statement No. 130 for the first quarter of 1998, which resulted primarily in reporting unrealized gains and losses on investments in debt and equity securities in comprehensive income.

2.  SIGNIFICANT TRANSACTIONS

Effective January 1, 1998, the Company entered into an agreement with a highly rated reinsurer to reinsure the mortality risk on the universal life and variable universal life blocks of business. The agreement does not have a material effect on the results of operations or financial position of the Company.

On April 14, 1997, the Company entered into an agreement in principle to cede substantially all of the Company's individual disability income line of business under a 100% coinsurance agreement with a highly rated reinsurer. The coinsurance agreement became effective October 1, 1997. The transaction has resulted in the recognition of a $53.9 million pre-tax loss in the first quarter of 1997.

During 1998, 1997 and 1996 , SMAFCO contributed $21.0 million, $40.6 million and $22.0 million, respectively, of additional paid-in capital to the Company. The nature of the 1997 contribution was $19.2 million in cash and $21.4 million in other assets including Somerset Square, Inc.

3.  INVESTMENTS

A.  SUMMARY OF INVESTMENTS

The Company accounts for its investments, all of which are classified as available-for-sale, in accordance with the provisions of Statement No. 115.

The amortized cost and fair value of available-for-sale fixed maturities and equity securities were as follows:

                                                                         1998
                                                    ----------------------------------------------
                                                                  GROSS        GROSS
DECEMBER 31,                                        AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                       COST (1)      GAINS        LOSSES      VALUE
-------------                                       ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and
 agency securities................................  $    5.8       $ 0.8        $--       $    6.6
States and political subdivisions.................       2.7         0.2        --             2.9
Foreign governments...............................      48.8         1.6          1.5         48.9
Corporate fixed maturities........................   1,096.0        58.0         17.7      1,136.3
Mortgage-backed securities........................     131.3         5.8          1.4        135.7
                                                    --------       -----        -----     --------
Total fixed maturities............................  $1,284.6       $66.4        $20.6     $1,330.4
                                                    ========       =====        =====     ========
Equity securities.................................  $   27.4       $ 8.9        $ 4.5     $   31.8
                                                    ========       =====        =====     ========

                                                                              1997
                                                         ----------------------------------------------
                                                                       GROSS        GROSS
DECEMBER 31,                                             AMORTIZED   UNREALIZED   UNREALIZED     FAIR
(IN MILLIONS)                                            COST (1)      GAINS        LOSSES      VALUE
-------------                                            ---------   ----------   ----------   --------
U.S. Treasury securities and U.S. government and agency
 securities.........................................     $    6.3       $ 0.5        $--       $    6.8
States and political subdivisions...................          2.8         0.2        --             3.0
Foreign governments.................................         50.1         2.0        --            52.1
Corporate fixed maturities..........................      1,147.5        58.7          3.3      1,202.9
Mortgage-backed securities..........................        133.8         5.2          1.3        137.7
                                                         --------       -----        -----     --------
Total fixed maturities..............................     $1,340.5       $66.6        $ 4.6     $1,402.5
                                                         ========       =====        =====     ========
Equity securities...................................     $   34.4       $19.9        $ 0.3     $   54.0
                                                         ========       =====        =====     ========

(1) Amortized cost for fixed maturities and cost for equity securities.

In connection with AFLIAC's voluntary withdrawal of its license in New York, AFLIAC agreed with the New York Department of Insurance to maintain, through a custodial account in New York, a security deposit, the market value of which will at all times equal 102% of all outstanding liabilities of AFLIAC for New York policyholders, claimants and creditors. At December 31, 1998, the amortized cost and market value of these assets on deposit in New York were $268.5 million and $284.1 million, respectively. At December 31, 1997, the amortized cost and market value of assets on deposit were $276.8 million and $291.7 million, respectively. In addition, fixed maturities, excluding those securities on deposit in New York, with an amortized cost of $4.2 million were on deposit with various state and governmental authorities at December 31, 1998 and 1997.

There were no contractual fixed maturity investment commitments at December 31, 1998 and 1997, respectively.

The amortized cost and fair value by maturity periods for fixed maturities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers. Mortgage backed securities are included in the category representing their ultimate maturity.

                                                                      1998
                                                              --------------------
DECEMBER 31,                                                  AMORTIZED     FAIR
(IN MILLIONS)                                                   COST       VALUE
-------------                                                 ---------   --------
Due in one year or less.....................................  $   97.7    $   98.9
Due after one year through five years.......................     269.1       278.3
Due after five years through ten years......................     638.2       658.5
Due after ten years.........................................     279.6       294.7
                                                              --------    --------
Total.......................................................  $1,284.6    $1,330.4
                                                              ========    ========

The proceeds from voluntary sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales were as follows:

FOR THE YEARS ENDED DECEMBER 31,                               PROCEEDS FROM     GROSS      GROSS
(IN MILLIONS)                                                 VOLUNTARY SALES    GAINS      LOSSES
-------------                                                 ---------------   --------   --------
1998
Fixed maturities............................................        $ 60.0       $ 2.0      $ 2.0
Equity securities...........................................        $ 52.6       $17.5      $ 0.9

1997
Fixed maturities............................................        $702.9       $11.4      $ 5.0
Equity securities...........................................        $  1.3       $ 0.5      $--

1996
Fixed maturities............................................        $496.6       $ 4.3      $ 8.3
Equity securities...........................................        $  1.5       $ 0.4      $ 0.1

Unrealized gains and losses on available-for-sale and other securities, are summarized as follows:

                                                                             EQUITY
FOR THE YEARS ENDED DECEMBER 31,                               FIXED       SECURITIES
(IN MILLIONS)                                                MATURITIES   AND OTHER (1)    TOTAL
-------------                                                ----------   -------------   --------
1998
Net appreciation, beginning of year........................    $ 22.1        $ 16.4        $ 38.5
                                                               ------        ------        ------
Net depreciation on available-for-sale securities..........     (16.2)        (14.3)        (30.5)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       7.1        --               7.1
Benefit from deferred federal income taxes.................       3.2           5.8           9.0
                                                               ------        ------        ------
                                                                 (5.9)         (8.5)        (14.4)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 16.2        $  7.9        $ 24.1
                                                               ======        ======        ======

1997
Net appreciation, beginning of year........................    $ 12.7        $  7.8        $ 20.5
                                                               ------        ------        ------
Net appreciation on available-for-sale securities..........      24.3          12.5          36.8
Net depreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............      (9.8)       --              (9.8)
Provision for deferred federal income taxes................      (5.1)         (3.9)         (9.0)
                                                               ------        ------        ------
                                                                  9.4           8.6          18.0
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 22.1        $ 16.4        $ 38.5
                                                               ======        ======        ======

1996
Net appreciation, beginning of year........................    $ 20.4        $  3.4        $ 23.8
                                                               ------        ------        ------
Net (depreciation) appreciation on available-for-sale
 securities................................................     (20.8)          6.7         (14.1)
Net appreciation from the effect on deferred policy
 acquisition costs and on policy liabilities...............       9.0        --               9.0
Benefit (provision) for deferred federal income taxes......       4.1          (2.3)          1.8
                                                               ------        ------        ------
                                                                 (7.7)          4.4          (3.3)
                                                               ------        ------        ------
Net appreciation, end of year..............................    $ 12.7        $  7.8        $ 20.5
                                                               ======        ======        ======

(1) Includes net appreciation on other investments of $.9 million, $1.3 million, and $2.2 million in 1998, 1997, and 1996, respectively.

B.  MORTGAGE LOANS AND REAL ESTATE

AFLIAC's mortgage loans and real estate are diversified by property type and location. Real estate investments have been obtained primarily through foreclosure. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the property's value at the time the original loan is made.

The carrying values of mortgage loans and real estate investments net of applicable reserves were as follows:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Mortgage loans..............................................   $230.0     $228.2
Real estate held for sale...................................     14.5       12.0
                                                               ------     ------
Total mortgage loans and real estate........................   $244.5     $240.2
                                                               ======     ======

Reserves for mortgage loans were $3.3 million and $9.4 million at December 31, 1998 and 1997, respectively.

During 1997, the Company committed to a plan to dispose of all real estate assets by the end of 1998. At December 31, 1998, there was 1 property remaining in the Company's real estate portfolio, which is being actively marketed. As a result of the Plan, during 1997, real estate assets with a carrying amount of $15.7 million were written down to the estimated fair value less cost to sell of $12.0 million, and a net realized investment loss of $3.7 million was recognized. Depreciation was not recorded on these assets while they were held for disposal.

There were no non-cash investing activities, including real estate acquired through foreclosure of mortgage loans, in 1998 and 1997. During 1996, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $0.9 million.

There were no contractual commitments to extend credit under commercial mortgage loan agreements at December 31, 1998. These commitments generally expire within one year.

Mortgage loans and real estate investments comprised the following property types and geographic regions:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Property type:
  Office building...........................................   $129.2     $101.7
  Residential...............................................     18.9       19.3
  Retail....................................................     37.4       42.2
  Industrial/warehouse......................................     59.2       61.9
  Other.....................................................      3.1       24.5
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Geographic region:
  South Atlantic............................................   $ 55.5     $ 68.7
  Pacific...................................................     80.0       56.6
  East North Central........................................     41.4       61.4
  Middle Atlantic...........................................     22.5       29.8
  West South Central........................................      6.7        6.9
  New England...............................................     26.9       12.4
  Other.....................................................     14.8       13.8
  Valuation allowances......................................     (3.3)      (9.4)
                                                               ------     ------
Total.......................................................   $244.5     $240.2
                                                               ======     ======

At December 31, 1998, scheduled mortgage loan maturities were as follows:
1999 -- $24.8 million; 2000 -- $43.5 million; 2001 -- $6.6 million; 2002 --
$11.5 million; 2003 -- $0.6 million; and $143.0 million thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. During 1998, the Company did not refinance any mortgage loans based on terms which differed from those granted to new borrowers.

C.  INVESTMENT VALUATION ALLOWANCES

Investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the balance sheet and changes thereto are shown below.

FOR THE YEARS ENDED DECEMBER 31,                   BALANCE AT                              BALANCE AT
(IN MILLIONS)                                      JANUARY 1    PROVISIONS   WRITE-OFFS   DECEMBER 31
-------------                                      ----------   ----------   ----------   ------------
1998
Mortgage loans...................................     $ 9.4        $(4.5)       $1.6          $ 3.3
                                                      =====        =====        ====          =====
1997
Mortgage loans...................................     $ 9.5        $ 1.1        $1.2          $ 9.4
Real estate......................................       1.7          3.7         5.4         --
                                                      -----        -----        ----          -----
    Total........................................     $11.2        $ 4.8        $6.6          $ 9.4
                                                      =====        =====        ====          =====
1996
Mortgage loans...................................     $12.5        $ 4.5        $7.5          $ 9.5
Real estate......................................       2.1        --            0.4            1.7
                                                      -----        -----        ----          -----
    Total........................................     $14.6        $ 4.5        $7.9          $11.2
                                                      =====        =====        ====          =====

Provisions on mortgages during 1998 reflect the release of redundant reserves. Write-offs of $5.4 million to the investment valuation allowance related to real estate in 1997 primarily reflect write downs to the estimated fair value less cost to sell pursuant to the aforementioned 1997 plan of disposal.

The carrying value of impaired loans was $15.3 million and $20.6 million, with related reserves of $1.5 million and $7.1 million as of December 31, 1998 and 1997, respectively. All impaired loans were reserved as of December 31, 1998 and 1997.

The average carrying value of impaired loans was $17.0 million, $19.8 million and $26.3 million, with related interest income while such loans were impaired of $2.0 million, $2.2 million and $3.4 million as of December 31, 1998, 1997 and 1996, respectively.

D.  OTHER

At December 31, 1998, AFLIAC had no concentration of investments in a single investee exceeding 10% of shareholder's equity.

4.  INVESTMENT INCOME AND GAINS AND LOSSES

A.  NET INVESTMENT INCOME

The components of net investment income were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $107.7     $130.0     $137.2
Mortgage loans..............................................     25.5       20.4       22.0
Equity securities...........................................      0.3        1.3        0.7
Policy loans................................................     11.7       10.8       10.2
Real estate.................................................      3.3        3.9        6.2
Other long-term investments.................................      1.5        1.0        0.8
Short-term investments......................................      4.2        1.4        1.4
                                                               ------     ------     ------
Gross investment income.....................................    154.2      168.8      178.5
Less investment expenses....................................     (2.9)      (4.6)      (6.8)
                                                               ------     ------     ------
Net investment income.......................................   $151.3     $164.2     $171.7
                                                               ======     ======     ======

There were no mortgage loans or fixed maturities on non-accrual status at December 31, 1998. The effect of non-accruals, compared with amounts that would have been recognized in accordance with the original terms of the investment, had no impact in 1998 and 1997, and reduced net income by $0.1 million in 1996.

The payment terms of mortgage loans may from time to time be restructured or modified. The investment in restructured mortgage loans, based on amortized cost, amounted to $12.6 million, $21.1 million and $25.4 million at December 31, 1998, 1997 and 1996, respectively. Interest income on restructured mortgage loans that would have been recorded in accordance with the original terms of such loans amounted to $1.4 million, $1.9 million and $3.6 million in 1998, 1997, and 1996, respectively. Actual interest income on these loans included in net investment income aggregated $1.8 million, $2.1 million and $2.2 million in 1998, 1997, and 1996, respectively.

There were no fixed maturities or mortgage loans which, were non-income producing for the twelve months ended December 31, 1998.

B.  REALIZED INVESTMENT GAINS AND LOSSES

Realized gains (losses) on investments were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Fixed maturities............................................   $ (6.1)    $  3.0     $ (3.3)
Mortgage loans..............................................      8.0       (1.1)      (3.2)
Equity securities...........................................     15.7        0.5        0.3
Real estate.................................................      2.4       (1.5)       2.5
Other.......................................................    --           2.0        0.1
                                                               ------     ------     ------
Net realized investment gains (losses)......................   $ 20.0     $  2.9     $ (3.6)
                                                               ======     ======     ======

C.  OTHER COMPREHENSIVE INCOME RECONCILIATION

The following table provides a reconciliation of gross unrealized gains to the net balance shown in the Statement of Comprehensive income:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Unrealized gains on securities:
Unrealized holding gains arising during period (net of taxes of $(5.6) million, $10.2 million and $(2.9) million in
 1998, 1997 and 1996 respectively)..........................   $ (8.2)    $ 20.3     $(5.3)
Less: reclassification adjustment for gains included in net
 income (net of taxes of $3.4 million, $1.2 million and
 $(1.0) million in 1998, 1997 and 1996 respectively)........      6.2        2.3      (2.0)
                                                               ------     ------     -----
Other comprehensive income..................................   $(14.4)    $ 18.0     $(3.3)
                                                               ======     ======     =====

5.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures about Fair Value of Financial Instruments" ("Statement No, 107"), requires disclosure of fair value information about certain financial instruments (insurance contracts, real estate, goodwill and taxes are excluded) for which it is practicable to estimate such values, whether or not these instruments are included in the balance sheet. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses, which utilize current interest rates for similar financial instruments, which have comparable terms and credit quality.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

For these short-term investments, the carrying amount approximates fair value.

FIXED MATURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models using discounted cash flow analyses.

EQUITY SECURITIES

Fair values are based on quoted market prices, if available. If a quoted market price is not available, fair values are estimated using independent pricing sources or internally developed pricing models.

MORTGAGE LOANS

Fair values are estimated by discounting the future contractual cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. The fair value of below investment grade mortgage loans is limited to the lesser of the present value of the cash flows or book value.

POLICY LOANS

The carrying amount reported in the balance sheet approximates fair value since policy loans have no defined maturity dates and are inseparable from the insurance contracts.

INVESTMENT CONTRACTS (WITHOUT MORTALITY FEATURES)

Fair values for the Company's liabilities under investment type contracts are estimated based on current surrender values.

The estimated fair values of the financial instruments were as follows:

                                                           1998                  1997
                                                    -------------------   -------------------
DECEMBER 31,                                        CARRYING     FAIR     CARRYING     FAIR
(IN MILLIONS)                                        VALUE      VALUE      VALUE      VALUE
-------------                                       --------   --------   --------   --------
FINANCIAL ASSETS
  Cash and cash equivalents.......................  $  217.9   $  217.9   $   31.1   $   31.1
  Fixed maturities................................   1,330.4    1,330.4    1,402.5    1,402.5
  Equity securities...............................      31.8       31.8       54.0       54.0
  Mortgage loans..................................     230.0      241.9      228.2      239.8
  Policy loans....................................     151.5      151.5      140.1      140.1
                                                    --------   --------   --------   --------
                                                    $1,961.6   $1,973.5   $1,855.9   $1,867.5
                                                    ========   ========   ========   ========
FINANCIAL LIABILITIES
  Individual fixed annuity contracts..............  $1,069.4   $1,034.6   $  876.0   $  850.6
  Supplemental contracts without life
    Contingencies.................................      16.6       16.6       15.3       15.3
                                                    --------   --------   --------   --------
                                                    $1,086.0   $1,051.2   $  891.3   $  865.9
                                                    ========   ========   ========   ========

6.  FEDERAL INCOME TAXES

Provisions for federal income taxes have been calculated in accordance with the provisions of Statement No. 109. A summary of the federal income tax expense (benefit) in the statement of income is shown below:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Federal income tax expense (benefit)
  Current...................................................   $22.1      $13.9      $26.9
  Deferred..................................................    11.8        7.1       (9.8)
                                                               -----      -----      -----
Total.......................................................   $33.9      $21.0      $17.1
                                                               =====      =====      =====

The provision for federal income taxes does not materially differ from the amount of federal income tax determined by applying the appropriate U.S. statutory income tax rate to income before federal income taxes.

The deferred tax liabilities are comprised of the following:

DECEMBER 31,
(IN MILLIONS)                                                   1998       1997
-------------                                                 --------   --------
Deferred tax (assets) liabilities
  Policy reserves...........................................  $(205.1)   $(175.8)
  Deferred acquisition costs................................    278.8      226.4
  Investments, net..........................................     12.5       27.0
  Sales practice litigation.................................     (7.4)     --
  Bad debt reserve..........................................     (0.4)      (2.0)
  Other, net................................................      0.4        0.3
                                                              -------    -------
Deferred tax liability, net.................................  $  78.8    $  75.9
                                                              =======    =======

Gross deferred income tax liabilities totaled $291.7 million and $253.7 million at December 31, 1998 and 1997, respectively. Gross deferred income tax assets totaled $212.9 million and $177.8 at December 31, 1998 and 1997, respectively.

The Company believes, based on its recent earnings history and its future expectations, that the Company's taxable income in future years will be sufficient to realize all deferred tax assets. In determining the adequacy of future income, the Company considered the future reversal of its existing temporary differences and available tax planning strategies that could be implemented, if necessary.

The Company's federal income tax returns are routinely audited by the IRS, and provisions are routinely made in the financial statements in anticipation of the results of these audits. The IRS has examined the consolidated group's federal income tax returns through 1994. The Company has appealed certain adjustments proposed by the IRS with respect to the consolidated group's federal income tax returns for 1992, 1993, and 1994. Also, certain adjustments proposed by the IRS with respect to FAFLIC/AFLIAC's federal income tax returns for 1982 and 1983 remain unresolved. If upheld, these adjustments would result in additional payments; however, the Company will vigorously defend its position with respect to these adjustments. In the Company's opinion, adequate tax liabilities have been established for all years. However, the amount of these tax liabilities could be revised in the near term if estimates of the Company's ultimate liability are revised.

7.  RELATED PARTY TRANSACTIONS

The Company has no employees of its own, but has agreements under which FAFLIC provides management, space and other services, including accounting, electronic data processing, human resources, legal and other staff functions. Charges for these services are based on full cost including all direct and indirect overhead costs, and amounted to $145.4 million and $124.1 million in 1998 and 1997. The net amounts payable to FAFLIC and affiliates for accrued expenses and various other liabilities and receivables were $16.4 million and $15.0 million at December 31, 1998 and 1997, respectively.

8.  DIVIDEND RESTRICTIONS

Delaware has enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company.

Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve month period, without the prior approval of the Delaware Commissioner of Insurance, is limited to the greater of (i) 10% of its policyholders' surplus as of the preceding
December 31 or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company) or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory earned surplus would also require the prior approval of the Delaware Commissioner of Insurance.

No dividends were declared by the Company during 1998, 1997 and 1996. During 1999, AFLIAC could pay dividends of $26.1 million to FAFLIC without prior approval.

9.  REINSURANCE

In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Reinsurance transactions are accounted for in accordance with the provisions of Statement No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" ("Statement No. 113").

The Company reinsures 100% of its traditional individual life and certain blocks of its universal life business, substantially all of its disability income business, and effective January 1, 1998, the mortality risk on the variable universal life and remaining universal life blocks of business in-force at December 31, 1997.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company determines the appropriate amount of reinsurance based on evaluation of the risks accepted and analyses prepared by consultants and reinsurers and on market conditions (including the availability and pricing of reinsurance). The Company also believes that the terms of its reinsurance contracts are consistent with industry practice in that they contain standard terms with respect to lines of business covered, limit and retention, arbitration and occurrence. Based on its review of its reinsurers' financial statements and reputations in the reinsurance marketplace, the Company believes that its reinsurers are financially sound.

Amounts recoverable from reinsurers at December 31, 1998 and 1997 for the disability income business were $230.8 million and $216.1 million, respectively, traditional life were $11.4 million and $15.2 million, respectively, and universal and variable universal life were $65.8 million and $19.8 million, respectively.

The effects of reinsurance were as follows:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance premiums:
  Direct....................................................   $ 45.5     $ 48.8     $ 53.3
  Assumed...................................................    --           2.6        3.1
  Ceded.....................................................    (45.0)     (28.6)     (23.7)
                                                               ------     ------     ------
Net premiums................................................   $  0.5     $ 22.8     $ 32.7
                                                               ======     ======     ======

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Insurance and other individual policy benefits, claims,
 losses and loss adjustment expenses:
  Direct....................................................   $204.0     $226.0     $206.4
  Assumed...................................................    --           4.2        4.5
  Ceded.....................................................    (50.1)     (42.4)     (18.3)
                                                               ------     ------     ------
Net policy benefits, claims, losses and loss adjustment
 expenses...................................................   $153.9     $187.8     $192.6
                                                               ======     ======     ======

10.  DEFERRED POLICY ACQUISITION COSTS

The following reflects the changes to the deferred policy acquisition asset:

FOR THE YEARS ENDED DECEMBER 31,
(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Balance at beginning of year................................   $765.3     $632.7     $555.7
  Acquisition expenses deferred.............................    242.4      184.2      116.6
  Amortized to expense during the year......................    (64.6)     (53.1)     (49.9)
  Adjustment to equity during the year......................      7.4      (10.2)      10.3
  Adjustment for cession of disability income insurance.....    --         (38.6)     --
  Adjustment for revision of universal life and variable
    universal life insurance mortality assumptions..........    --          50.3      --
                                                               ------     ------     ------
Balance at end of year......................................   $950.5     $765.3     $632.7
                                                               ======     ======     ======

On October 1, 1997, the Company revised the mortality assumptions for universal life and variable universal life product lines. These revisions resulted in a $50.3 million recapitalization of deferred policy acquisition costs.

11.  LIABILITIES FOR INDIVIDUAL DISABILITY INCOME BENEFITS

The Company regularly updates its estimates of liabilities for future policy benefits and outstanding claims, losses and loss adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

The liability for future policy benefits and outstanding claims, losses and loss adjustment expenses related to the Company's disability income business was $233.3 million and $219.9 million at December 31, 1998 and 1997. Due to the reinsurance agreement whereby the Company has ceded substantially all of its disability income business to a highly rated reinsurer, the Company believes that no material adverse development of losses will occur. However, the amount of the liabilities could be revised in the near term if the estimates are revised.

12.  CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments or voluntary payments.

LITIGATION

In July 1997, a lawsuit on behalf of a putative class was instituted in Louisiana against AFC and certain of its subsidiaries including AFLIAC, by individual plaintiffs alleging fraud, unfair or deceptive acts, breach of contract, misrepresentation, and related claims in the sale of life insurance policies. In October 1997, plaintiffs voluntarily dismissed the Louisiana suit and filed a substantially similar action in Federal District Court in Worcester, Massachusetts. In early November 1998, AFC and the plaintiffs entered into a settlement agreement, to which the court granted preliminary approval on December 4, 1998. A hearing was held on March 19, 1999 to consider final approval of the settlement agreement. A decision by the court is expected to be rendered in the near future. Accordingly, AFLIAC recognized a $21.0 million pre-tax expense during the third quarter of 1998 related to this litigation. Although the Company believes that this expense reflects appropriate recognition of its obligation under the settlement, this estimate assumes the availability of insurance coverage for certain claims, and the estimate may be revised based on the amount of reimbursement actually tendered by AFC's insurance carriers, if any, and based on changes in the Company's estimate of the ultimate cost of the benefits to be provided to members of the class.

The Company has been named a defendant in various legal proceedings arising in the normal course of business. In the Company's opinion of, based on the advice of legal counsel, the ultimate resolution of these proceedings will not have a material effect on the Company's financial statements. However, liabilities related to these proceedings could be established in the near term if estimates of the ultimate resolution of these proceedings are revised.

YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Although the Company does not believe that there is a material contingency associated with the Year 2000 project, there can be no assurance that exposure for material contingencies will not arise.

13.  STATUTORY FINANCIAL INFORMATION

The Company is required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with generally accepted accounting principles primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable. Statutory net income and surplus are as follows:

(IN MILLIONS)                                                   1998       1997       1996
-------------                                                 --------   --------   --------
Statutory net income........................................   $ (8.2)    $ 31.5     $  5.4
Statutory shareholder's surplus.............................   $309.7     $307.1     $234.0

14.  EVENTS SUBSEQUENT TO DATE OF INDEPENDENT ACCOUNTANTS' REPORT (UNAUDITED)

AFC has made certain changes to its corporate structure effective July 1, 1999. These changes include the transfer of FAFLIC's ownership of Allmerica Property & Casualty Companies, Inc., as well as several non-insurance subsidiaries, from FAFLIC to AFC. In addition, certain changes affected AFLIAC. SMAFCO transferred its ownership in AFLIAC to FAFLIC. Hence, AFLIAC became a wholly owned subsidiary of FAFLIC. Further, four non-insurance subsidiaries previously held by SMAFCO were contributed to AFLIAC. Under an agreement with the Commonwealth of Massachusetts Insurance Commissioner ("the Commissioner"), AFC has contributed to FAFLIC capital of $125.0 million and agreed to maintain FAFLIC's statutory surplus at specified levels during the following six years. In addition, any dividend from FAFLIC to AFC during 2000 and 2001 would require the prior approval of the Commissioner. This transaction was approved by the Commissioner on May 24, 1999.

In 1998, the net income of the subsidiaries, which was reported in SMAFCO's results of operations, to be transferred to AFLIAC from SMAFCO pursuant to the aforementioned change in corporate structure was $18.8 million. As of December 31, 1998, the total assets and total shareholders' equity of these subsidiaries were $16.8 million and $9.2 million, respectively.

On May 19, 1999, the Federal District Court in Worcester, Massachusetts issued an order relating to the litigation mentioned in Note 12, above, certifying the class for settlement purposes and granting final approval of the settlement agreement.

PART II


UNDERTAKINGS AND REPRESENTATIONS
--------------------------------

UNDERTAKINGS TO FILE REPORTS
----------------------------

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission ("SEC") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the SEC heretofore or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING
--------------------

Article VIII of Registrant's Bylaws provides: Each Director and each Officer of the Corporation, whether or not in office, (and his executors or administrators), shall be indemnified or reimbursed by the Corporation against all expenses actually and necessarily incurred by him in the defense or reasonable settlement of any action, suit, or proceeding in which he is made a party by reason of his being or having been a Director or Officer of the Corporation, including any sums paid in settlement or to discharge judgment, except in relation to matters as to which he shall be finally adjudged in such action, suit, or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director or Officer; and the foregoing right of indemnification or reimbursement shall not affect any other rights to which he may be entitled under the Articles of Incorporation, any statute, bylaw, agreement, vote of stockholders, or otherwise.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public Policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, Officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940
-------------------------------------------------------------------------------

The Company hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement amendment comprises the following papers and documents:

The facing sheet
Cross-reference to items required by Form N-8B-2
The prospectus consisting of ___ pages
The undertaking to file reports
The undertaking pursuant to Rule 484 under the 1933 Act
Representations pursuant to Section 26(e) of the 1940 Act.
The signatures
Written consents of the following persons:

     1.  Actuarial Consent
     2.  Opinion of Counsel
     3.  Consent of Independent Accountants

The following exhibits:

     1. Exhibit 1 (Exhibits required by paragraph A of the instructions to Form N-8B-2)

          (1) Certified copy of Resolutions of the Board of Directors of the Company dated June 13, 1996 authorizing the establishment of the Separate Account FUVUL is filed herewith.

          (2)   Not Applicable.

          (3)   (a)  Underwriting and Administrative Services Agreement between the Company and Allmerica Investments, Inc. was previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-57792), and is incorporated by reference herein.

                (b) Registered Representatives/Agents Agreement was previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-57792), and is incorporated by reference herein.

                (c) Form of Selling Group Agreement with Commission Schedule is filed herewith.

                (d)  Commission Schedule is filed herewith in Exhibit 1(3)(b).

          (4)   Form of Policy Form 1033-99 is filed herewith.

          (5)   (a)  Waiver of Payment Rider;

                (b)  Other Insured Rider; and

                (c)  Guaranteed Death Benefit Rider are filed herewith.

          (6) Articles of Incorporation and Bylaws, as amended of the Company, effective as of October 1, 1995 were previously filed on September 29, 1995 in Post-Effective Amendment No. 5 Registration Statement No. 33-57792), and are incorporated by reference herein.

          (7)   Not Applicable.

          (8)   (a)  Form of Evergreen Participation Agreement is filed
                     herewith.

                (b) Form of First Union Distribution Agreement is filed herewith.

           (9) (a) BFDS Agreements for lockbox and mailroom services were previously filed on April 16, 1998 in Post-Effective Amendment No. 12 (Registration Statement No. 33-57792), and are incorporated by reference herein.

                (b)  Directors' Power of Attorney is filed herewith.

          (10)  Form of Application is filed herewith.

     2.   Policy and Policy riders are included in Exhibit 1 (5) above.

     3.   Opinion of Counsel is filed herewith.

     4.   Not Applicable.

     5.   Not Applicable.

     6.   Actuarial Consent is filed herewith.

     7.   Procedures Memorandum dated May, 1993 pursuant to
          Rule 6e-3(T)(b)(12)(iii) under the 1940 Act, which includes conversion procedures pursuant to Rule 6e-3(T)(b)(13)(v)(B), is filed herewith.

     8.   Consent of Independent Accountants is filed herewith.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Worcester, and Commonwealth of Massachusetts, on the 3rd day of December, 1999.

                             SEPARATE ACCOUNT FUVUL
             ALLMERICA FINANCIAL LIFE INSURANCE AND ANNUITY COMPANY

                                        By: /s/ Mary Eldridge
                                        ------------------------------
                                        Mary Eldridge, Secretary

Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURES                               TITLE                                         DATE
/S/ Warren E. Barnes                     Vice President and Corporate Controller       December 3, 1999
------------------------------------
Warren E. Barnes

Edward J. Parry III*                     Director, Vice President, Chief Financial
------------------------------------     Officer and Treasurer

Richard M. Reilly*                       Director, President and Chief Executive
------------------------------------     Officer

John F. O'Brien*                         Director and Chairman of the Board
------------------------------------

Bruce C. Anderson*                       Director
------------------------------------

Robert E. Bruce*                         Director and Chief Information Officer
------------------------------------

John P. Kavanaugh*                       Director,    Vice    President   and   Chief
------------------------------------     Investment Officer

John F. Kelly*                           Director, Vice President and General Counsel
------------------------------------

J. Barry May*                            Director
------------------------------------

James R. McAuliffe*                      Director
------------------------------------

Robert P. Restrepo, Jr.*                 Director
------------------------------------

Eric A. Simonsen*                        Director and Vice President
------------------------------------

*Sheila B. St. Hilaire, by signing her name hereto, does hereby sign this document on behalf of each of the above-named Directors and Officers of the Registrant pursuant to the Power of Attorney dated July 1, 1999 duly executed by such persons.

/S/ Sheila B. St. Hilaire
-------------------------------------
Sheila B. St. Hilaire, Attorney-in-Fact

                             FORM S-6 EXHIBIT TABLE


Exhibit 1(1)             Vote of the Board

Exhibit 1(3)(c)          Form of Selling Group Agreement with Commission
                         Schedule

Exhibit 1(3)(d) Commission Schedule -- included in Exhibit 1(3)(c), below.

Exhibit 1(4)             Form of First Union Policy

Exhibit 1(5)(a)          Waiver of Payment Rider

Exhibit 1(5)(b)          Other Insured Term Insurance Rider

Exhibit 1(5)(c)          Guaranteed Death Benefit Rider

Exhibit 1(8)(a)          Form of Evergreen Participation Agreement

Exhibit 1(8)(b)          Form of First Union Distribution Agreement

Exhibit 1(9)(b)          Directors' Power of Attorney

Exhibit 1(10)            Form of Application

Exhibit 3                Opinion of Counsel

Exhibit 6                Actuarial Consent

Exhibit 7                Procedures Memorandum

Exhibit 8                Consent of Independent Accountants